As filed with the Securities and Exchange Commission on September 4, 2001

                                                                    File No. 70-
                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------
     E.ON AG                            Powergen plc
     E.ON-Platz 1                       Powergen US Holdings Limited
     40479 Dusseldorf                   Powergen US Investments
     Germany                            Powergen Luxembourg sarl
                                        Powergen Luxembourg Holdings sarl
                                        Powergen Luxembourg Investments sarl
                                        Powergen USA
                                        Powergen US Investments Corp.
                                        53 New Broad Street
                                        London EC2M 1SL
                                        United Kingdom

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                     E.ON AG
                    (Name of top registered holding company)
                    ----------------------------------------

Ulrich Hueppe                              David Jackson
General Counsel, Executive Vice President  Company Secretary and General Counsel
Dr. Guntram Wuerzberg                      Powergen plc
Vice President General Legal Affairs       53 New Broad Street
E.ON AG                                    London EC2M 1SL
E.ON-Platz 1                               United Kingdom
40479 Dusseldorf                           Telephone:  011-44-207-826-2742
Germany                                    Facsimile:  011-44-207-826-2716
Telephone: 011-49-211-4579-388
Facsimile:  011-49-211-4579-610

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

       Tia S. Barancik                           Peter D. Clarke
       LeBoeuf, Lamb, Greene & MacRae, L.L.P.    Debra J. Schnebel
       125 West 55th Street                      Jones, Day, Reavis & Pogue
       New York, NY 10019-5389                   77 West Wacker Drive, Ste. 3500
       Telephone: (212) 424-8455                 Chicago, IL 60601-1692
       Facsimile: (212) 424-8500                 Telephone: (312) 782-3939
                                                 Facsimile: (312) 782-8585
       Markian M. W. Melnyk
       LeBoeuf, Lamb, Greene & MacRae, L.L.P.    Joseph B. Frumkin
       1875 Connecticut Ave., N.W.               Sullivan & Cromwell
       Washington, D.C. 20009-5728               125 Broad Street
       Telephone: (202) 986-8212                 New York, NY 10004
       Facsimile: (202) 986-8102                 Telephone: (212)-558-4000
                                                 Facsimile: (212) 558-3588

                                TABLE OF CONTENTS

Item 1. Description of the Proposed Transaction................................1

        A.  Introduction.......................................................1

            1.  Background of the Transaction..................................1

            2.  E.ON Generally.................................................2

                a.  Energy - E.ON Energie......................................3

                b.  Chemicals - Degussa AG.....................................4

                c.  Real Estate - Viterra AG...................................4

                d.  Oil - VEBA Oel.............................................5

                e.  Telecommunications - E.ON Telecom GmbH and VIAG Telecom
                    Beteiligungs GmbH..........................................5

                f.  Distribution and Logistics - Stinnes AG and Klockner &
                    Co. AG.....................................................5

                g.  Aluminum - VAW aluminum AG.................................6

                h.  Silicon Wafers - MEMC Electronic Materials Inc.............6

                i.  RAG........................................................6

                j.  Divestiture Program Generally..............................6

            3.  Powergen Generally.............................................7

                a.  Powergen UK................................................8

                b.  LG&E Energy................................................8

                c.  Powergen International....................................10

        B.  Description of the Acquisition....................................10

            1.  Introduction..................................................10

            2.  The Offer.....................................................11

            3.  Loan Note Alternative.........................................12

            4.  Conditions to the Offer.......................................13

        C.  Financing the Acquisition and the Resulting Financial and
            Corporate Structure...............................................14

        D.  E.ON's Shareholders...............................................16

        E.  Management of the Combined System.................................16

        F.  Regulatory Environment............................................17

            1.  Generally.....................................................17

            2.  The Acquisition Under U.K. Law................................17

            3.  Restructuring Activity in the U.S.............................18

        G.  Service Company...................................................19

Item 2. Fees, Commissions and Expenses........................................19

Item 3. Applicable Statutory Provisions.......................................20

        A.  Legal Analysis of the Acquisition.................................21

        B.  Undue Concentration...............................................22

        C.  Reasonableness of Consideration...................................24

        D.  Capital Structure and Corporate Structure Complication............27

        E.  Compliance with State Law.........................................33

        F.  Integrated Public Utility System..................................34

        G.  Retention of Nonutility Subsidiaries..............................40

            1.  E.ON's Nonutility Subsidiaries................................40

                a.  Degussa...................................................41

                b.  Viterra...................................................42

                c.  RAG.......................................................44

            2.  Powergen's Nonutility Businesses..............................48

        H.  EWG/FUCO-Related Financings.......................................49

            1.  Retention of Existing Foreign Utility and Energy-related
                Businesses....................................................49

            2.  Reinvestment of Proceeds from the Divestiture of Nonutility
                Businesses....................................................50

            3.  Additional Investments in EWGs/FUCOs..........................50

                a.  Compliance with Rule 53...................................51

                b.  Compliance With Rule 54...................................62

        I.  Investments in TBD Subsidiaries...................................63

        J.  E.ON's Investments in Portfolio Securities........................64

        K.  Intrasystem Provision of Services.................................66

            1.  LG&E Services and the LG&E Energy Group.......................66

            2.  Services provided by Powergen Group and E.ON Group............67

            3.  Exemptions for Transactions with Non-utility Companies........68

            4.  Interaction with Other Regulatory Agencies....................69

            5.  Restriction on Amendments.....................................71

        L.  E.ON's Water Operations...........................................71

        M.  Reporting Requirements............................................74

Item 4. Regul Approvals.......................................................75

        A.  Antitrust.........................................................76

        B.  Federal Power Act.................................................76

        C.  Exon-Florio.......................................................76

        D.  State Regulatory Approval.........................................77

Item 5. Procedure.............................................................77

Item 6. Exhibits and Financial Statements.....................................77

Item 7. Information as to Environmental Effects...............................80

                              Certain Defined Terms


1. "Applicants" means E.ON, Powergen and the Powergen Intermediate Holding Companies.
2.   "E.ON Energie" means E.ON Energie AG.
3. "E.ON Group" means E.ON and all of its direct and indirect subsidiary companies.
4.   "E.ON" means E.ON AG.
5.   "GAAP" means generally accepted accounting principles.
6.   "KU" means Kentucky Utilities Company.
7. "LG&E Energy Group" means LG&E Energy and all of its direct and indirect subsidiary companies.
8.   "LG&E Energy" means LG&E Energy Corp.
9.   "LG&E" means Louisville Gas and Electric Company.
10. "Powergen Group" means Powergen and all of its direct and indirect subsidiary companies.
11. "Powergen UK Group" means Powergen, Powergen Group Holdings and all of the direct and indirect subsidiary companies of Powergen Group Holdings.
12. "Powergen Intermediate Holding Companies" means Powergen US Holdings Limited, Powergen US Investments Limited, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, Powergen Luxembourg Investments sarl, Powergen USA and Powergen US Investments Corp.
13.  "Powergen" means Powergen plc.
14.  "Utility Subsidiaries" means LG&E and KU.

Item 1. Description of the Proposed Transaction

     A. Introduction

     This Application/Declaration (the "Application") requests the authorization of the Securities and Exchange Commission (the "Commission" or "SEC") for the proposed acquisition of Powergen plc ("Powergen") by E.ON AG ("E.ON") (the "Acquisition"), and for certain related transactions. Commission authorization of the Acquisition is required under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") because E.ON's acquisition of Powergen will result in E.ON's indirect acquisition of Powergen's U.S. holding company, LG&E Energy Corp. ("LG&E Energy"), and its public utility company subsidiaries Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU").

     Following consummation of the Acquisition, E.ON will register with the Commission as a holding company under Section 5 of the Act.

          1.   Background of the Transaction

     E.ON seeks to become a leading global integrated energy and utility company. The acquisition of Powergen is a natural step in furtherance of E.ON's effort to build a global presence and will provide E.ON with a leading pan-European position in energy utilities. Powergen also provides E.ON with a significant presence in the U.K., the third largest European electricity market and brings with it substantial energy trading experience.

     At the same time, E.ON's indirect acquisition of LG&E Energy provides a platform for E.ON to build a profitable position in the U.S. LG&E Energy has been ranked number one in cross industry customer surveys and benefits from a high quality asset base and regional price and cost advantages. E.ON expects to utilize the high quality management of Powergen and LG&E Energy to expand its presence in the U.S. In addition, E.ON's financial strength and utility expertise can help to build LG&E Energy into a stronger company. For example, the greater employment opportunities associated with a multinational corporation such as E.ON should help attract (and keep) the most skilled and motivated employees to LG&E Energy and its subsidiaries.

     E.ON believes LG&E Energy is the ideal nucleus about which to expand its U.S. energy and utility operations. The U.S. energy market is eight times the size of the German energy market and the highly fragmented nature of the U.S. energy and utility industry presents significant opportunities to grow, both organically and by acquisition. E.ON is the right company to grow LG&E Energy. E.ON brings unrivaled experience and resources to the task, as the world's largest investor-owned utility. E.ON's market capitalization of approximately Euro 39.5 billion (approximately $35.7 billion/1/) as of April 6, 2001 (the last business day before the public announcement of the preconditional offer), and its financial strength equals or exceeds that of any company in the U.S. energy/utility industry.

--------------
     1 Throughout this Application, unless otherwise indicated, amounts originally in Euros were converted at $0.88: Euro 1 and amounts in British Pounds were converted at $1.43 : Pound 1.

     In addition to providing greater global scale, the acquisition of Powergen will accelerate E.ON's strategic move towards a pure-play, globally integrated energy and utility business. E.ON intends to divest its non-energy and non-utility related assets over three to five years and to reinvest the proceeds of these sales to grow core energy and utility activities. E.ON's Management Board and Powergen's management share a common managerial philosophy, comparable organizational cultures and strategic objectives. These key areas of commonality should result in the rapid realization of the benefits of the business combination. The Acquisition will also provide Powergen's shareholders with a substantial premium to the market price of the Powergen stock and is expected to provide E.ON's shareholders with immediate earnings enhancement (pre-goodwill amortization).

     E.ON's commitment to participate in the U.S. energy market is strong. E.ON was one of the first utility companies on the European continent to list its shares on the New York Stock Exchange and to publish financial statements according to U.S. GAAP. E.ON's willingness to register as a holding company under the 1935 Act and to submit to the ongoing regulation associated with that status further evidences E.ON's commitment to develop its presence in the U.S.

          2.   E.ON Generally

     E.ON is an Aktiengesellschaft, the equivalent of a U.S. stock corporation, formed under the laws of the Federal Republic of Germany. E.ON's shares are traded on all German stock exchanges, the Swiss Stock Exchange and as American Depository Receipts ("ADRs") on the New York Stock Exchange, Inc. ("NYSE"). As of year end 2000, E.ON is Germany's third largest industrial group, employs more than 180,000 people and has a market capitalization of approximately Euro 39.5 billion (approximately $35.7) billion as of April 6, 2001, the last business day prior to the announcement of the Acquisition. More detailed information concerning E.ON and its subsidiaries is contained in E.ON's Annual Report on Form 20-F for the year ended December 31, 2000. See Exhibit F-1.

     E.ON was formed in June 2000 as a result of the merger of German conglomerates VEBA AG and VIAG AG, which trace their roots to the 1920s. E.ON provides strategic management for group members and coordinates group activities. E.ON also provides centralized controller, treasury, risk management and service functions to group members, as well as communications, capital markets and investor relations functions. E.ON currently is organized into eight separate business divisions: energy, chemicals, real estate, oil, telecommunications, distribution/logistics, aluminum and silicon wafers. Each business division is responsible for managing its own day-to-day business. E.ON's energy business division comprises 54% of E.ON's total investments. A list of E.ON subsidiaries, based on the information provided as part of E.ON's annual accounts, is attached as Exhibit G-1 hereto. The business divisions are further described below.

     Upon completion of the Acquisition, E.ON will be the world's second largest utility company and the largest investor-owned utility, based on electricity sales of 323 trillion watt hours and approximately 30 million electric and natural gas customers.2


--------------
     2 The amounts indicated include results from companies in which E.ON holds less than a 50% interest.

               a.   Energy - E.ON Energie

     In July 2000, following completion of the merger between VEBA AG and VIAG AG, E.ON merged the two major energy divisions of former VEBA AG and VIAG AG (PreussenElektra AG and Bayernwerk AG, respectively) to form E.ON Energie. E.ON Energie, a wholly owned subsidiary of E.ON, supplies roughly one-third of Germany's electricity. E.ON Energie's core business consists of the ownership and operation of power generation facilities, the transmission and distribution of electric power, gas and heat and energy-related businesses, including the supply of water and water-related services.

     E.ON Energie owns interests in and operates electric power generation facilities with a total installed capacity of more than 37,000 MW, its attributable share of which is approximately 29,000 MW (not including mothballed, shut down or inactive power plants). The power generation business division is subdivided into three wholly owned German limited liability companies according to fuels used: E.ON Kraftwerke GmbH owns and operates the power stations using fossil energy sources, E.ON Kernkraft GmbH owns and operates the nuclear power stations and E.ON Wasserkraft GmbH owns and operates the hydroelectric power plants. On July 12, 2001, E.ON Energie and the Austrian utility company Verbund signed a Memorandum of Understanding concerning the establishment of a combined company for hydroelectric power production. To form European Hydro Power ("EHP"), E.ON Energie will contribute its subsidiary, E.ON Wasserkraft GmbH, and Verbund will contribute its stake in Austrian Hydro Power. E.ON Energie will have a 40% share in EHP and Verbund will own the remaining 60%. The new company will own some 200 hydroelectric power plants with a capacity of 9,600 MW, employing approximately 2,500 people. EHP is expected to commence operations by January 1, 2002.

     The power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, North Rhine-Westphalia, Hesse, Bavaria and Mecklenburg- Western Pomerania and reaches from Scandinavia to the Alps. The grid is interconnected with the western European power grid with links to the Netherlands, Austria, Switzerland and eastern Europe. With a system length of over 37,000 km (23,000 miles) and a coverage area of nearly 170,000 square km (66,000 square miles), the grid covers more than one-third of the surface area of Germany. The high-voltage network allows long-distance power transport at low transmission losses. The system is operated from two main circuit control headquarters. In addition, there are more than ten smaller control units at decentralized locations within the grid area. The system is mainly, but not completely (depending on regional locations), operated by E.ON Netz GmbH, a wholly owned subsidiary of E.ON Energie.

     E.ON Energie conducts its retail energy business through a number of mostly majority-owned subsidiaries and its utility distribution and supply business through a number of majority-owned subsidiaries in Germany which are identified in Exhibit G-1. Generally, E.ON Energie supplied about one-third of the electricity consumed in Germany in 2000. Its customers are interregional, regional and municipal utilities and traders, large industrial and special-rate customers and, mainly through regional distributors, standard-rate customers. In 2000, E.ON Energie sold 125.9 billion kWh of electricity in western Germany and
24.1 billion kWh in eastern Germany and exported 19.9 billion kWh.

     E.ON Energie conducts its marketing and energy trading business through E.ON Trading GmbH, which is a wholly owned subsidiary of E.ON Energie. E.ON Energie believes that its trading floor provides E.ON Energie with valuable market insight and has strengthened its competitive position in the European electricity market. E.ON Energie intends to expand both third party trading on the trading floor and its own trading of financial contracts of electricity products. During 2000, E.ON Energie was one of the first participants in the newly-established Leipzig Power Exchange as well as the European Energy Exchange in Frankfurt. In 1999, E.ON Energie became a participant in the Scandinavian electricity exchange, Nordpool, as well as the Amsterdam Power Exchange in the Netherlands. E.ON Energie's overall electricity trading volume amounted to 46.1 billion kWh in 2000. In the summer of 2000, in order to improve its gas trading capabilities and expand its gas trading business, E.ON Energie formed a 75% - 25% joint venture with the management of D-Gas B.V., an experienced British team of gas traders.

     E.ON Trading has incorporated a complete risk management system in compliance with requirements for trading businesses of the German Federal Supervisory Office for Banking. As a consequence, there is an operational separation between the functions of trading, transacting/handling and controlling, so-called front-, middle- and back-office functions. Especially important, the function of risk-management is not handled by E.ON Trading itself, but by the separate department of Risk Management within E.ON Energie. The two major risks in the trading business, i.e. adverse effects of market price changes on open trading positions and counter-party credit risk, are covered by: (i) a limit system that is actualized daily by risk management and controlling and (ii) credit limits on the basis of rating analysis for each contractual partner.

     E.ON intends to qualify E.ON Energie as a foreign utility company ("FUCO") under Section 33 of the Act at the time of the Acquisition.

               b.   Chemicals - Degussa AG

     Degussa AG ("Degussa") was formed on February 9, 2001, as a result of the merger of Degussa-Huls and SKW Trostberg, two major specialty chemical companies. E.ON owns 64.55% of the equity of Degussa. The new company has divided its specialty chemicals businesses into six business divisions: health and nutrition, construction chemicals, fine and industrial chemicals, performance chemicals, coatings and advanced fillers, and specialty polymers. As discussed in greater detail below, E.ON proposes to divest its interest in the chemicals business within 5 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act.

               c.   Real Estate - Viterra AG

     Viterra AG ("Viterra") is E.ON's real estate group and is engaged in four strategic business units: residential investment, residential development, residential services and commercial real estate. Viterra has a property portfolio of approximately 120,000 housing units and 125 commercial units. As discussed in greater detail below, E.ON proposes to divest its interest in the real estate business subsidiaries within 5 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act.

               d.   Oil - VEBA Oel

     VEBA Oel manages interests in oil, gas and petrochemicals business including the exploration for, and production of, hydrocarbons, refining of crude oil, production of petrochemicals and the marketing of petroleum products and petrochemicals. On July 16, 2001, E.ON and BP plc, announced that they had reached an agreement to reorganize their oil and gas business. As part of this reorganization and the related transactions, BP will become VEBA Oel<180>s majority shareholder (51%) by subscribing to a capital increase at the turn of the year at the earliest. Beginning in April 1, 2002, E.ON will have the option to sell its remaining interest in VEBA Oel (49%) to BP. Upon completion of this transaction (i.e., after exercising the put option) E.ON would have divested its oil businesses completely.

     In addition, BP, through its subsidiary Gelsenberg AG ("Gelsenberg") which directly and indirectly holds 25.5% of Ruhrgas AG ("Ruhrgas"), Germany's largest natural gas transmission, storage, distribution and import company, has agreed with E.ON that E.ON will acquire 51% of Gelsenberg by means of a capital increase at the turn of the year at the earliest. Beginning in January 1, 2002, BP will have the option to sell its remaining 49% interest in Gelsenberg to E.ON. Detailed information concerning Ruhrgas is provided below.

     These transactions are subject to receipt of merger control clearance.

               e. Telecommunications - E.ON Telecom GmbH and VIAG Telecom Beteiligungs GmbH

     E.ON, through two intermediate holding companies, E.ON Telecom GmbH (formerly VEBA Telecom) and VIAG Telecom Beteiligungs GmbH, has disposed of most of its telecommunication business activities during 1999 and 2000 and holds interests in cellular phone providers in Austria (50.1%) and France (17.5%). E.ON currently intends to retain the cellular phone providers. The basis for the retention of such business is set forth in Exhibit G-1.

               f.   Distribution and Logistics - Stinnes AG and Klockner & Co.
                    AG

     E.ON's activities in distribution and logistics are organized in two holding companies, Stinnes AG ("Stinnes") and Klockner & Co. AG ("Klockner"). E.ON holds 65.5% of Stinnes, the remaining shares are publicly listed. Klockner is a wholly owned subsidiary of E.ON. Stinnes is active in logistics services in the following areas: transportation, chemicals distribution and materials. Transportation logistics include land, air and sea freight, as well as logistics systems services. Klockner is a leading European metal distributor (on the basis of sales and volume) with locations throughout Europe and North America. As discussed in greater detail below, E.ON proposes to divest its interest in these businesses within 3 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company under the Act.

     On August 8, 2001, E.ON announced that it had sold Klockner to Balli group of London. The transaction is based on an enterprise value of approximately Euro
1.1 billion ($0.97 bn), including approximately Euro 0.8 billion ($0.7 bn) in debt and pension provisions. E.ON expects to realize a book gain of approximately Euro 150 million ($132 mm) from the disposal. The transaction is subject to certain approvals.

               g.   Aluminum - VAW aluminum AG

     VAW aluminum AG ("VAW") is a wholly owned subsidiary of E.ON. VAW is active in the production and processing of aluminum into innovative, high quality aluminum products and focuses its activities on the fabrication of semi-finished and finished products for packaging and for specially selected technical applications in the automotive, printing and construction industries. VAW's business portfolio is divided into the following business segments: primary materials, rolled products, flexible packaging and automotive products. As discussed in greater detail below, E.ON proposes to divest its interest in VAW within 3 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company.

               h.   Silicon Wafers - MEMC Electronic Materials Inc.

     The U.S. based and listed MEMC Electronic Materials Inc. ("MEMC"), a 71.8% owned subsidiary of E.ON, is a leading worldwide manufacturer of silicon wafers used in the manufacture of semiconductors that are utilized in all types of microelectric applications, including computer systems, telecommunications equipment, automobiles, consumer electronics products, industrial automation and control systems, and analytical and defense systems. MEMC operates manufacturing facilities in the United States, Italy, Japan, Korea and Malaysia, has a joint venture in Taiwan, and sells its products to most of the world's largest manufacturers of semiconductors. As discussed in greater detail below, E.ON proposes to divest its interest in MEMC within 3 years of the date of the completion of the Acquisition and the registration of E.ON as a holding company.

               i.   RAG

     E.ON directly owns 37.1 % of the shares of RAG AG ("RAG"), a unique entity created under the auspices of the German government to own all operating coal mines in Germany. E.ON also has a 2.1% indirect interest in RAG, through its 21% interest in Montan-Verwaltungsgesellschaft mbH, which owns 10% of RAG.

     RAG owns, indirectly through a subsidiary, RAG Coal International AG, certain coal mines in the Appalachian, midwestern, and mountain west regions of the U.S. that supply certain U.S. electric generating units.

               j.   Divestiture Program Generally

     Degussa, Viterra, VEBA Oel, Stinnes, Klockner, VAW, and MEMC and their respective subsidiaries are hereafter referred to as the "to-be-divested subsidiaries" or "TBD Subsidiaries."/3/

     The proposed Acquisition is significant not just because Powergen provides E.ON with a foothold in the energy industry in the U.S. and the U.K., but also because the Acquisition marks E.ON's entry into the next stage of its focus-and-growth-strategy by becoming a pure-play energy and utility company. As described herein, the divestiture of non-core businesses and

--------------
     3 The TBD Subsidiaries are indicated in E.ON's list of subsidiaries included in Exhibit G-1 to this Application.

activities is an integral part of the strategy for achieving E.ON's primary goal. Since the announcement of E.ON's disposal program in the last year, major steps in the transformation of E.ON to a pure-play energy and utility company have been achieved and have resulted in proceeds to E.ON in the amount of approximately $19 billion from the sale of non-core assets.

     The divestiture of such a significant component of E.ON's current business is a major undertaking and, consequently, E.ON proposes to conduct the divestiture over 3 to 5 years. Pending divestiture, E.ON will continue to invest in the TBD Subsidiaries to preserve and protect shareholder value and to prevent any diminution in the value or the prospects of the business until such time as a sale or other exit strategy can be implemented, consistent with the order of the Commission in this Application./4/ For example, Degussa will be divested after completion of its ongoing extensive restructuring plan. Accordingly, E.ON intends to redeploy the proceeds of the divestitures in other TBD Subsidiaries and in E.ON's core utility business. E.ON proposes to limit its investments in the TBD Subsidiaries to future credit support (e.g., including capital contributions, guarantees and loans) not to exceed $5.5 billion over the 3-5 year time frame for the contemplated divestitures.

          3.   Powergen Generally

     Powergen is an international integrated energy company with its principal operations in the U.K. and the U.S. Following a Scheme of Arrangement between the company now known as Powergen UK plc (which was previously the ultimate holding company for the group) and its shareholders, Powergen became the holding company for the Powergen Group on December 9, 1998. Through the acquisition of LG&E Energy on December 11, 2000, and announced sales of assets in the U.K. and overseas, Powergen has transformed itself into an Anglo-American electricity and gas business.

     Powergen's ordinary shares are listed on the London Stock Exchange ("LSE") and Powergen's American Depositary Shares ("ADSs") are listed on the NYSE. Powergen, including its predecessor company, has been since 1995 a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and has filed reports with the Commission in accordance with the requirements of the 1934 Act applicable to foreign private issuers. More detailed information concerning Powergen and its subsidiaries is contained in Powergen's Annual Report on Form 20-F for the year ended December 31, 2000. See Exhibit F-2.

     For the year ended December 31, 2000, Powergen had revenues of (pound)4,191 million ($6,268 million) and net income under U.S. GAAP of (pound)430 million ($643 million). As at December 31, 2000, Powergen had net assets of (pound)2,286 million ($3,419 million) and a market capitalization of approximately (pound)4.6 billion ($6.9 billion)./5/

--------------
     4 E.ON has realized substantial value via the disposals of its shares in E-Plus, Cablecom, Switzerland's Orange Communications and VIAG Interkom, prior to the re-rating of telecoms stocks. Last year, E.ON also fully disposed of VEBA Electronics, Gerresheimer Glas and partially Schmalbach-Lubeca (the remaining indirect interest of 46.6% is also to be divested). All in all, the divestitures have generated proceeds in total of roughly 21 billion Euros since the announcement of the VEBA VIAG merger.

     5 Amounts originally in Pounds were converted at $1.4955:1 Pound.

     Powergen has two principal subsidiaries: Powergen Group Holdings ("PGH") and Powergen US Holdings Limited ("US Holdings"). PGH, which is a FUCO, is the holding company for Powergen's U.K. and international businesses. US Holdings, a registered holding company under the Act, is the holding company for Powergen's U.S. business, and is the indirect parent of LG&E Energy. All of Powergen's direct and indirect non-utility subsidiary companies were reviewed by the Commission in connection with the application filed by Powergen for authorization to acquire LG&E Energy./6/ A complete list of the subsidiaries of Powergen, including the non-utility subsidiaries of LG&E Energy, and a description of their respective businesses are contained in Exhibit G-2 hereto.

               a.   Powergen UK

     Powergen UK plc ("Powergen UK") is one of the UK's leading integrated electricity and gas businesses. Powergen UK, a public limited company under the laws of England and Wales, was organized as one of the four successor companies of the former Central Electricity Generating Board as part of the reorganization of the electricity supply industry under the Electricity Act of 1989. In 1998 Powergen UK acquired East Midlands Electricity plc ("East Midlands"), one of the largest regional electricity companies in England and Wales.

     As of March 31, 2001, Powergen UK owned or operated approximately 8,200 MW of core generation capacity (of which around 7,400 MW is wholly owned and the balance held through joint ventures), and served over 3 million customer accounts. Powergen operates an integrated electricity and gas business in the UK built on the following principles: marketing electricity, gas, telecommunications and other essential services to domestic and business customers; asset management in electricity production and distribution; and energy trading to support these activities. Powergen's strategy in the UK is to sustain and develop its asset businesses, and to build competitive trading and retail businesses.

               b.   LG&E Energy

     LG&E Energy, an indirect subsidiary of Powergen, is an exempt public utility holding company that owns subsidiaries that are engaged in power generation and project development; retail gas and electric utility services; and asset-based energy marketing (LG&E Energy, together with its subsidiaries, is referred to as the "LG&E Energy Group"). LG&E Energy operates in domestic and international markets from Powergen's North American headquarters in Louisville, Kentucky.

                    (i)  LG&E Energy's Public Utility Subsidiaries

     LG&E Energy has two public utility subsidiary companies,/7/ LG&E and KU (the "Utility Subsidiaries"). LG&E and KU have joint generation capacity of 6,500 MW and serve in

--------------
     6 Powergen plc, Holding Co. Act Release No. 27291 (December 6, 2000), (Authorizing the applications filed in SEC File No. 70-9671 and 70-9763) (the "Powergen Order").

     7 In File No. 70-9671, Electric Energy Inc. ("EEI") was described as a public utility subsidiary of KU. In 92 F.E.R.C. 62,079 (August 1, 2000), EEI was granted exempt wholesale generator ("EWG") status and thus is no longer a public utility company. As a result, KU is no longer a holding company, within the meaning of the Act.

the aggregate approximately 857,000 electricity customers and 299,000 gas customers over a transmission and distribution network covering some 27,000 square miles.

     LG&E engages in the generation, transmission, and distribution of electricity to approximately 364,000 customers in Louisville and 16 surrounding counties. LG&E also purchases, distributes and sells natural gas to approximately 299,000 customers within this service area and in limited additional areas. For the twelve months ended December 31, 2000, LG&E had electric operating revenues of $711.0 million (net of provision for rate refunds), gas operating revenues of $272.5 million, electric operating income of $131.5 million and gas operating income of $17.4 million. LG&E is subject to regulation by the Federal Energy Regulatory Commission ("FERC") and the Kentucky Public Service Commission ("KPSC").

     KU engages in the generation, transmission, and distribution of electricity to approximately 464,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to approximately 29,000 customers in five counties in southwestern Virginia. In Virginia, KU operates under the name Old Dominion Power Company. KU also sells electric energy at wholesale for resale to twelve Kentucky municipalities and one Pennsylvania municipality. In addition, KU owns and operates a small amount of electric utility property in one county in Tennessee. For the year ended December 31, 2000, KU had electric operating revenues of $851.9 million and operating income of $128.1 million. KU is subject to regulation by the FERC, the KPSC and the Virginia State Corporation Commission ("VSCC"). KU may also be subject to the jurisdiction of the Tennessee Regulatory Authority ("TRA") but Applicants will request that the TRA disclaim jurisdiction with respect to the proposed transaction.

     LG&E and KU own 4.9% and 2.5%, respectively, of the common stock of Ohio Valley Electric Corp. ("OVEC"), which in turn has one wholly owned subsidiary, Indiana-Kentucky Electric Corp. ("IKEC"). OVEC and IKEC were organized in 1952 by LG&E and other public utilities to supply the entire power requirements of the U.S. Department of Energy's gaseous diffusion plant in Pike County, Ohio. OVEC owns a 1,075 MW generating station near Cheshire, Ohio, and IKEC owns a 1,290 MW generating station at Madison, Indiana. All of the electricity sold by OVEC and IKEC is sold either to the U.S. Department of Energy or to the owners of the stock of OVEC (or their subsidiaries, all of which are utility companies). OVEC and IKEC do not sell electricity to private consumers and do not have any securities outstanding in the hands of the public. For each of the three years ended December 31, 1998-2000, LG&E and KU each derived less than 0.2% of net income from their share of the earnings of OVEC./8/

                    (ii) LG&E Energy's Non-Utility Subsidiaries

     LG&E Energy is engaged through subsidiaries in a variety of non-utility businesses, the more significant of which are described below.

     Through Western Kentucky Energy Corp. and its affiliates, LG&E Energy has a 25-year lease of and operates the generating facilities of Big Rivers Electric Corporation, and a

--------------
     8 See In the Matter of Ohio Valley Electric Corporation, Holding Co. Act Release No. 11578, 34 S.E.C. 323 (Nov. 7, 1952).

coal-fired facility owned by the City of Henderson, Kentucky. These plants generate a combined total of approximately 1,700 MW of electricity.

     Through other subsidiaries, LG&E Energy develops, operates, maintains and owns interests in seven U.S. independent power generation facilities.

     LG&E Energy, through its subsidiaries, also owns stakes in three Argentine gas distribution companies. The company owns a controlling interest in Distribuidora de Gas del Centro ("Centro") and minority interests in Distribuidora de Gas del Cuyana ("Cuyana") and Gas Natural BAN, S.A. LG&E Energy also indirectly owns an interest in a wind power generation facility in Spain.

     LG&E Energy, through its subsidiaries, also provides energy services, commercial and industrial energy consulting, home maintenance and repair services for customers' major appliances and markets energy-related retail products. LG&E Energy also indirectly owns CRC-Evans Pipeline International, Inc. ("CRC-Evans"), a provider of specialized equipment and services used in the construction and rehabilitation of gas and oil transmission pipelines. In compliance with the Powergen Order, LG&E Energy intends to dispose of its interests in CRC-Evans by the end of 2003.

     LG&E Energy markets power through LG&E Energy Marketing ("LEM"). LEM conducts asset-based marketing which primarily involves the marketing of power generated by physical assets owned or controlled by LG&E Energy and its affiliates.

               c.   Powergen International.

     Through Powergen International Ltd ("PGI"), Powergen holds interests in power projects in India and the Asia Pacific region. These investments are described in Exhibit G-2.

     B.   Description of the Acquisition

          1.   Introduction

     The boards of E.ON and Powergen have agreed to the terms of a recommended pre-conditional cash offer to be made by Goldman Sachs International on behalf of E.ON for the capital stock of Powergen. Powergen's Board welcomed the proposed takeover and intends to recommend to Powergen's shareholders that they accept the offer.

     In connection with the offer, E.ON and Powergen have entered into a letter agreement dated April 8, 2001 (the "Agreement") which, among other things, provides that Powergen will not solicit competing proposals and describes the steps that are to be taken to satisfy the pre-conditions to the offer. Under the Agreement, certain fees may be payable by either E.ON or Powergen to the other in certain circumstances. The Agreement is included as Exhibit B-1 to this Application.

     The Agreement will terminate (and the obligations of the parties, including E.ON's obligation to make the offer, will lapse) if the pre-conditions are not satisfied by July 9,

2002. In addition, there are a number of conditions precedent to the offer, which are described below.

     The Acquisition would be the first acquisition of a U.K.-based registered holding company that has been considered under Section 9(a)(2) of the Act. The offer will be made pursuant to U.K. law and regulations/9/ which are significantly different from those in the U.S. Under U.K. takeover regulations, the shares of the target company are generally required to be acquired within 109 days after a tender offer is first announced. For a description of the regulatory issues associated with the acquisition of Powergen under U.K. law, see Item 1.F.2.

          2.   The Offer

     E.ON proposes to offer (pound)7.65 for each Powergen share and (pound)30.60 for each Powergen ADS (representing four Powergen shares). The offer values the whole of Powergen's capital stock at approximately (pound)5.1 billion ($7.3 billion) (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes, discussed below). E.ON will acquire Powergen including its outstanding debt as at closing. On the basis of the Powergen debt outstanding as at December 31, 2000 of (pound)4.5 billion ($6.4 billion) adjusted for divestitures and announced by Powergen prior to the date of the Agreement, the total value of the proposed acquisition would be (pound)9.6 billion ($13.7 billion).

     Before taking into account future dividends payable to Powergen shareholders, the offer represents a premium of 8.4% over the price of Powergen shares as at the close of business on April 6, 2001 (the last trading day prior to the announcement of the Acquisition); 25.8% over the closing price of Powergen shares on January 16, 2001, the last business day before the announcement of preliminary talks between E.ON and Powergen in relation to the offer; and 35.2% over the average price of Powergen shares over the 6 months ended January 16, 2001.

     The Powergen shares will be acquired by E.ON fully paid or credited as fully paid and free from all liens, charges, equities, encumbrances, rights of preemption and any other rights of any nature.

     The offer will extend to all existing issued Powergen shares and to any Powergen shares which are unconditionally allotted or issued prior to the date on which the offer closes (or such earlier date as E.ON may, subject to The City Code on Takeovers and Mergers ("City Code"), decide) including Powergen shares issued pursuant to the exercise of options under the Powergen Share Option Schemes or otherwise. In conjunction with the offer for the Powergen shares, an offer will be made to holders of Powergen ADSs to tender the Powergen shares underlying such ADSs into the offer.

     If more than 90% of Powergen shares and Powergen ADSs are tendered or otherwise acquired, E.ON would be able to rely on applicable U.K. law to compulsorily acquire any remaining shares thus enabling E.ON to acquire 100% of Powergen. If more than 50% of Powergen shares and Powergen ADS, are tendered or otherwise acquired, it would be E.ON's

--------------
     9 The U.K. City Code on Takeovers and Mergers has no statutory basis, but is in practice adhered to by parties to takeovers of U.K. public companies.

option to declare the offer unconditional even if E.ON had not acquired the 90% tender that is necessary to implement compulsory acquisition of the dissenting minority.

     When the offer becomes unconditional in all respects, Powergen will apply to the London and New York stock exchanges for the Powergen securities to be de-listed. It is anticipated that the cancellation of Powergen's listing on the London Stock Exchange will take effect no earlier than 20 business days after the offer becomes or is declared unconditional in all respects.

     E.ON and Powergen have agreed that as an alternative to the pre-conditional tender offer, E.ON, with the consent of Powergen, may elect to implement the transaction by a Scheme of Arrangement. The Scheme of Arrangement is permitted by U.K. law and is more comparable to a U.S. merger. The Scheme of Arrangement is described below under Item F.2. It would be implemented on the same terms, as applicable, as those which would apply to the offer.

          3.   Loan Note Alternative

     For U.K. tax purposes, some shareholders of Powergen might prefer receiving a loan note rather than cash from E.ON in return for their Powergen shares. Under U.K. tax law, such shareholders can defer recognition of any capital gains from the sale of their Powergen shares until they redeem the loan notes.

     In the event the loan notes are used, accepting shareholders of Powergen shares (other than U.S. and certain other overseas shareholders) will be entitled to elect to receive loan notes to be issued by E.ON, or a subsidiary created for purposes of the transaction, instead of some or all of the cash consideration which would otherwise be receivable under the offer. The accepting shareholders would receive (pound)1 nominal of loan notes for every (pound)1 of cash consideration. If E.ON elects to make the offer through another member of the E.ON Group, E.ON will guarantee the loan notes.

     The loan notes will bear interest from the date of issue to the relevant holder of the loan notes at a rate of one-half of one percent per annum below LIBOR for six month sterling deposits payable every six months in arrears. The loan notes will be transferable, but no application will be made for them to be listed or dealt in on any stock exchange.

     The loan notes will be redeemable at par at the holder's option, in part or in whole, on any interest payment date on or following the date falling six months following the date of issue of the relevant loan notes. Any loan notes not previously repaid, redeemed or purchased will be repaid in full at par on the first interest payment date falling on or after the fifth anniversary of the first issue of the loan notes.

     If valid elections for the loan note alternative do not require the issue of loan notes exceeding (pound)25 million in nominal value of loan notes, no loan notes will be issued unless E.ON determines otherwise, and holders of Powergen shares who have elected for the loan note alternative will receive cash in accordance with the basic terms of the offer.

     The loan note alternative will be conditional upon the offer becoming or being declared unconditional in all respects and will remain open for so long as the tender offer remains open for acceptance. The loan notes to be issued pursuant to the offer have not been, and will not be, registered under the Securities Act of 1933, as amended (the 1933 Act"), and will not be offered to U.S. investors.

     E.ON requests authorization to maintain the loan notes and the associated guarantee in connection with the Acquisition. The loan notes would be issued solely to effect the Acquisition and would be adequately supported by the earning power and the solid capital structure of E.ON.

          4.   Conditions to the Offer

     The offer is subject to various conditions typical to acquisitions in Europe and the U.S. The conditions include the receipt of acceptances representing at least 90% (or such lesser percentage as E.ON may decide in excess of 50%) in nominal value of the Powergen shares or, in the event the offer is effected through a Scheme of Arrangement, rather than a tender offer, approval at a court-ordered meeting of the Powergen shareholders by a majority in number, representing 75% or more in value present and voting, either in person or by proxy, of the holders of the Powergen shares. In addition, all required government and regulatory filings must have been made and the respective approvals received, including:

     |X| a decision by the European Commission not to initiate proceedings under Article 6(1)(c) of the Council Regulation (EEC) 4064/89 (as amended), which governs market concentration and competition in the European Economic Community, or, if such proceedings are initiated, a finding that the concentration is compatible with the common market.

     |X| an indication by the Director General of the Office of Gas and Electricity Markets in the U.K. that he will not seek modifications to any of the Powergen Group's licenses under the Electricity Act 1989 or the Gas Act 1986 as amended by the Gas Act 1995 and subsequent legislation, including the Utilities Act 2000; that he will not seek undertakings or assurances from any member of the E.ON Group or the Powergen Group except, in each case, on terms acceptable to E.ON acting reasonably; and that in connection with the acquisition by E.ON of Powergen, he will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of E.ON, necessary in connection with such licenses.

     |X| the passing of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act").

     |X| the termination of the review and investigation of the offer under the Exon-Florio Amendment to the Defense Production Act of 1950.

     |X| the approval of the states of Kentucky and Virginia under applicable state utility law, the approval of the FERC under the Federal Power Act and the approval of this Commission under the 1935 Act.

     In addition, the offer contains standard conditions restricting Powergen and its subsidiaries from issuing additional securities, paying dividends, bonuses or distributions, transferring assets not in the ordinary course of business, changing loan capital, making capital expenditures and other transactions of a long-term, onerous or unusual nature, changing director remuneration, repurchasing shares, changing constitutive documents, instituting bankruptcy and similar proceedings or entering into agreements to effect any of the above transactions, matters or events, subject to certain conditions.

     The conditions also contain standard provisions regarding developments material to the Powergen Group, taken as a whole, including adverse changes in the assets, business, financial or trading position or profits of the Powergen Group; legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Powergen Group; contingent or other liabilities having arisen; and steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any license held by any member of the Powergen Group which is necessary for the proper carrying on of its business.

     The conditions to the offer are more fully set forth in Exhibit B-1 to the Application.

     C. Financing the Acquisition and the Resulting Financial and Corporate Structure

     E.ON has a conservative financial policy and has financed most of its acquisitions out of equity. E.ON proposes to finance the Acquisition with cash on hand, the proceeds of liquidating certain readily marketable assets and funds from E.ON's existing lines of credit. Powergen, LG&E Energy and its subsidiaries, including LG&E and KU, will not borrow or issue any security, incur any debt or pledge any assets to finance any portion of the purchase price paid by E.ON for Powergen shares.

     The table below shows revenues, net income and total assets for E.ON and Powergen for the year ended December 31, 2000, according to U.S. GAAP.

                           E.ON ($ mm)*      Powergen ($ mm)*
--------------------- -------------------- --------------------
Revenues                           77,904                6,268
--------------------- -------------------- --------------------
Net Income                          3,352                  643
--------------------- -------------------- --------------------
Total Assets                       99,715               17,322
--------------------- -------------------- --------------------

*Amounts originally in Euros were converted at $0.9388 : Euro 1. Amounts in Pounds were converted at $1.4955 : Pound 1.

The table that follows shows the capitalization of each company as of December 31, 2000 and the combined group on a pro forma basis, according to U.S. GAAP./10/

--------------
     10 Unless specifically noted, the pro forma information included in the Application does not reflect the divestiture of the TBD Subsidiaries.

------------- --------- --------- ------------ ------------ ------------ ------------ -------------
              E.ON      E.ON (%)  Powergen     Powergen     Adjustments  Pro Forma    Pro Forma
              ($                  Group        Group (%)                 Combined     Combined (%)
              mm)                 ($ mm)                                 ($ mm)
------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Common stock    31,126     69.94        3,916        30.55      (3,751)       31,291         52.89
equity *
------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Preferred            0         0          135         1.05            0          135          0.23
stock
------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Long-term        6,879     15.46        5,965        46.52        5,595       18,439         31.16
debt
(including
current
portion)
------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Short-term       6,496     14.60        2,805        21.88                     9,301         15.72
debt
------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Total           44,501    100.00       12,821       100.00        1,844       59,166        100.00
------------- --------- --------- ------------ ------------ ------------ ------------ -------------
* Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings, and minority interests of E.ON of $4.8 billion and of
Powergen of $165 million.

     E.ON is financially sound and as shown above, its capital structure on a pro forma basis would be comprised of 52.89% equity and 46.88% debt. E.ON's fundamental financial strength is also reflected in its very favorable credit ratings.

     E.ON's long-term debt rating of Aa2 and short-term rating of Prime-1 have been confirmed by Moody's Investors Service. The outlook for the rating has been changed from negative to stable after announcement of the Acquisition. Standard & Poor's put E.ON's long-term senior debt rating of AA on credit watch negative after the announcement of the Acquisition and confirmed the short-term debt rating of A-1+./11/

     Moody's has placed the Baa1/Prime-2 issuer ratings of Powergen on review for possible upgrade reflecting the anticipated support it will receive from becoming a core part of the E.ON Group. Standard & Poor's has given Powergen a senior debt rating of BBB+, a corporate credit rating of BBB and a short-term issuer rating of A-2 and has placed them on credit watch positive pending the Acquisition.

--------------
     11 Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories.

     Each of LG&E Energy and LG&E Capital Corp. has a corporate credit rating of BBB+ from Standard & Poor's. In addition, LG&E Energy has an issuer rating from Moody's of A3. Moody's has confirmed the ratings of LG&E and KU at their present levels of A2. All Moody's and S&P ratings for LG&E Energy, LG&E, KU and LG&E Capital Corp. are on credit watch for upgrade as a result of the Acquisition announcement. Fitch IBCA has given LG&E Energy an implied senior unsecured debt rating of BBB+ and has given the senior unsecured debt of LG&E Capital Corp. a rating of BBB+ and the senior secured debt of LG&E and KU ratings of A+. Fitch IBCA has placed LG&E Energy and LG&E Capital Corp. on credit watch positive, and LG&E and KU on credit watch evolving, all following the Acquisition announcement.

     After the consummation of the Acquisition, E.ON expects to make LG&E Energy a subsidiary of E.ON, or of an intermediate holding company, wholly owned directly or indirectly and fully controlled by E.ON. LG&E and KU will remain first-tier subsidiaries of LG&E Energy and will keep their names and headquarters locations. This corporate structure will take into account international tax regulations and clearly separate the U.S. utility operations of LG&E and KU from the other businesses of E.ON and Powergen. Powergen will become a direct or indirect subsidiary of E.ON and, since it will cease to own any public-utility companies under the Act, Powergen will de-register as a holding company and will qualify as a FUCO under the 1935 Act. E.ON will register as a holding company under the Act.

     Charts depicting the corporate structure of Powergen, LG&E Energy and E.ON after the transaction are included in Exhibit E-1 to this Application.

     D.   E.ON's Shareholders

     Institutional and retail investors in Germany hold approximately 58% of E.ON's shares. Shareholders in the rest of Europe hold approximately 30% and those in the U.S. hold approximately 11% of E.ON's equity.

     E.   Management of the Combined System

     E.ON attaches great importance to the skills and experience of the existing management and employees of Powergen. Upon completion of the Acquisition, Powergen will operate as a separate subsidiary of E.ON. Powergen's management team will be responsible for the development and operation of E.ON's Anglo-American energy business under consideration of E.ON's overall group strategy.12 The board of Powergen will be chaired by Ulrich Hartmann, Chairman of the board of management and CEO of E.ON. Edmund A. Wallis, Powergen's current chairman will be Deputy Chairman and Mr. Wallis will also join the E.ON Energie Supervisory Board. Nick Baldwin, the current CEO of Powergen, will remain Powergen's CEO and will join the E.ON Energie Management Board. Peter Hickson, Powergen's CFO, Victor Staffieri, LG&E Energy's CEO, and a representative of Powergen's U.K. business will serve as directors on Powergen's board. They will be joined by Dr. Hans Michael Gaul, a member of E.ON's Management Board, by Dr. Hans-Dieter Harig, the CEO of E.ON Energie, and by an additional member of the E.ON Energie Management Board. Two independent directors based

--------------
     12 See infra Item 3.D. requesting Commission confirmation that this management arrangement is acceptable.

in the U.K. will complete the Powergen board of directors. The employment rights, including pension rights, of the Powergen Group employees will be fully safeguarded in accordance with applicable law.

     F.   Regulatory Environment

          1.   Generally

     The German and European utility regulations that affect the E.ON Group apply only to its German and European operating companies and not to the parent holding company which will register under the Act. Therefore, there is no conflict between the regulatory scheme under the 1935 Act and German or European regulation. Similarly, U.K. utility regulation affecting Powergen (and E.ON following its acquisition of Powergen) would apply only to the U.K. operating companies and not directly to the parent registered holding company. Therefore, there also will be no conflict between the regulatory scheme under the 1935 Act and U.K. regulation. In addition to the U.S. federal and state approvals described in Item 4 herein, the transaction will be reviewed by the European Commission and the U.K. Office of Gas and Electricity Markets.

          2.   The Acquisition Under U.K. Law

     Acquisitions of U.K. public companies are normally effected by way of a tender offer. There is no statutory merger concept in U.K. law.

     Tender offers for U.K. public companies are regulated by the City Code that is administered by the Panel on Takeovers and Mergers (the "Panel"). The City Code requires that:

     |X| A tender offer should be made, by dispatch of the relevant documents to shareholders, within 28 days after the public announcement that it will be made;

     |X| the deadline for tendering sufficient shares to satisfy the acceptance condition of the tender offer is the 60th day after dispatch of the tender documentation to shareholders; and

     |X| all conditions of a tender offer, including any conditions relating to regulatory clearances, should be satisfied within 21 days after sufficient shares are tendered to satisfy the acceptance condition of the tender offer (which is normally between 50% and 90% of the shares of the target company).

     Consequently, the longest period for receipt of regulatory clearances normally permitted by the Takeover Code is 109 days (28 days from announcement of the offer to dispatch of the documents; plus 60 days to the acceptance deadline; plus 21 days for receipt of regulatory clearances), and the period may be shorter if sufficient shares are tendered before the 60th day of the tender offer period.

     Where this timetable cannot be met, the Panel may permit the offeror to make:

     |X| A "pre-conditional offer announcement", under which the offeror will commence its tender offer only if and when specified conditions, such as receipt of regulatory clearances are met; or

     |X| A "possible offer announcement", under which the offeror may or may not commence a tender offer at some time in the future.

     In this case, the obtaining of the necessary regulatory approvals to consummate the Acquisition, including the approval of the SEC under Section 9(a)(2) of the 1935 Act, could not be accomplished within the Panel's normal takeover offer timetable set forth above. The Panel therefore agreed to the making of a pre-conditional offer announcement by E.ON, under which E.ON will commence its tender offer for Powergen only if and when the relevant U.S., European Community and U.K. regulatory approvals have been obtained.

     E.ON has, in its announcement of the Acquisition, reserved the right to elect, with the agreement of the Board of Powergen, to acquire the Powergen shares under an alternative U.K. legal procedure known as a "Scheme of Arrangement." This would involve the acquisition of the Powergen shares by virtue of an order of the English court under the Companies Act 1985 of Great Britain, given following approval at a Powergen shareholders' meeting by a majority in number, representing 75% or more in value present and voting, either in person or by proxy, of the Powergen shares. The timetable for a Scheme of Arrangement is somewhat different from the timetable for a tender offer. However, similar issues arise in relation to the timing of the approval of the SEC since the court will not grant its order if there are significant conditions outstanding and it may not sanction the Scheme of Arrangement if there has been a substantial passage of time between the date of the shareholders' meeting and the date of the court hearing.

     E.ON expects, therefore, that the process of acquiring the Powergen shares, either by tender offer or by Scheme of Arrangement, would not commence until after an order by the SEC authorizing this Application has been issued. There would be no guarantee, therefore, that the acquisition of Powergen by E.ON would be consummated following the SEC's approval since the shareholders of Powergen may determine that they will not accept the terms offered by E.ON. However, it is extremely rare for shareholders of a U.K. public company not to accept an offer that has been recommended by their board.

          3.   Restructuring Activity in the U.S.

     As discussed in Powergen's application to acquire LG&E Energy, both LG&E and KU implemented an earnings sharing mechanism ("ESM") for electric rates in 2000. The ESM is intended to transition the utilities to a more competitive structure. The ESM authorizes a threshold return on equity of 11.5% with a "deadband" of 100 basis points above and below. If earnings fall within the deadband range, customers are not charged an additional rate and do not receive any rate credits. Over and under earnings outside the band are shared between shareholders and ratepayers of the affected company on a 60/40 basis. The ESM provides LG&E and KU with incentives to improve performance and, at the same time, maintains the KPSC's regulatory authority and a fair regulatory environment.

     Restructuring legislation has not been passed in Kentucky. The Kentucky legislature created a special task force on electricity restructuring in March 1998, whose mission is to assess the desirability of deregulating and restructuring electric service delivery. The task force submitted its final report in September, 2000 and recommended that no action be taken during the 2000 legislative session of the General Assembly to restructure Kentucky's electric utility industry. The task force also recommended that the General Assembly continue to study the issue of retail competition, monitor actions taken in other states to restructure and to address other issues such as reliability of service, transmission, and consumer education.

     The Virginia legislature enacted an electric restructuring implementation law in March 1999. The VSCC and a legislative task force have begun to implement the restructured framework and to resolve issues not addressed by the law. Electric retail access under the new law is to commence January 2002, but the law provides the VSCC with the option to accelerate or delay implementation so long as it is in place by 2005. The law caps retail electric rates from 2001 through 2007, but does not require rate reductions. The law allows utilities to recover just and reasonable stranded costs, if any, through the capped rates or, in the case of customers who choose alternative generation suppliers, through a usage-based surcharge. There will be no explicit determination of stranded costs by the VSCC. The law further provides for all incumbent utilities to join a regional transmission entity ("RTE") and to transfer operational control of their transmission assets to the RTE. The RTE may be an independent system operator (e.g., the Midwest Independent System Operator, of which LG&E and KU are members). The VSCC has established a proceeding to investigate issues relating to the establishment of an RTE. The restructuring law does not require divestiture of generation assets, but utilities must functionally separate generation from transmission and distribution by 2002. The effect of this restructuring law on KU should be minimal, as its operations in Virginia are relatively small in nature.

     G. Service Company

     LG&E Energy Services, Inc. ("LG&E Services"), the service company under
Section 13 of the Act for the Powergen Group, will become the service company under Section 13 of the Act for the E.ON system upon completion of the Acquisition. LG&E Services will remain a first-tier, wholly owned subsidiary of LG&E Energy. The services to be provided by LG&E Services and other affiliated transactions are described in Item 3 below.

Item 2. Fees, Commissions and Expenses

     The total fees, commissions, and expenses expected to be incurred in connection with the Acquisition are estimated to be approximately $ __ *____. Fees for investment bankers, lawyers, brokers, accountants, consultants, and other service providers are included within the Acquisition-related fees disclosed above.

                                                 $ Millions

      Accountants' fees                              *
                                                   --------

      Legal fees and expenses                        *    _
                                                   --------

      Shareholder communication expenses,
      and filing fees                                *
                                                   --------

      Investment bankers' fees and expenses          *
                                                   --------

      Consulting fees                                *
                                                   --------

      Total....                                      *
                                                   --------

*     To be filed by amendment.

Item 3.  Applicable Statutory Provisions

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

     Sections of the Act     Transactions to which section or rule is or
     -------------------     may be applicable:

     2(a)(8)                 Exemption of RAG

     3(a)(1) Exemption of LG&E Energy from registration as a holding company under the Act.

     4, 5 Registration of E.ON as a holding company, following the consummation of the Acquisition. Deregistration of Powergen and the intermediate holding companies.

     6(a), 7 Issuances and sales of securities by E.ON and companies in the E.ON System.

     9(a)(2), 10             Acquisition by E.ON of the common stock of LG&E
                             Energy, LG&E, KU, OVEC and IKEC.

     13 Approval of the amended LG&E Services service agreement.

     13 Exemption of E.ON and its non-U.S. subsidiaries to allow the provision of goods and services to non-U.S. associate companies on an other than cost basis.

     14, 15                  Reporting, books and records

     32, 33 Investments in E.ON's EWG and FUCO subsidiary companies.

     Rules
     42, 45(a), 52           Financing transactions, generally.

     53, 54                  Investment in FUCOs and EWGs.

     80-91                   Affiliate transactions, generally.

     93, 94 Accounts, records and annual reports by subsidiary service company.


     A.   Legal Analysis of the Acquisition

     Pursuant to Section 9(a) (2) of the Act, it is unlawful, without approval of the Commission under Section 10 of the Act, "for any person . . . to acquire, directly or indirectly, any securities of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

     Because E.ON will indirectly acquire more than five percent of the voting securities of LG&E, KU, OVEC and IKEC by virtue of the acquisition of Powergen, E.ON must demonstrate that the Acquisition meets the criteria of Section 10 of the Act and must obtain the Commission's authorization prior to completing the Acquisition.

     Section 10 of the Act incorporates the requirements and policies of Sections 8 and 11 of the Act into the authorization process. Applicants address the issues raised by the Acquisition under Sections 8, 9, 10 and 11 below and demonstrate that the Acquisition and the related transactions for which authority is sought herein satisfy the requirements, standards and policies of the Act. For purposes of clarity and in order to avoid unnecessary repetition, the discussion is organized by statutory issue, rather than tracking the statute directly.

     The Applicants note that this Application is based on substantially the same pertinent facts under the Act and seeks substantially the same authorizations under the Act previously granted by the Commission in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (the "National Grid Order") and, subsequent thereto, in the Powergen Order.

     Based on the precedent of the Powergen Order and the National Grid Order and as set forth more fully below, the Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:

     - the Acquisition does not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of the public interest or the interest of investors or consumers;

     - the consideration to be paid by E.ON in connection with the Acquisition is reasonable and fair in relation to the utility assets underlying the Powergen securities to be acquired;

     - the Acquisition will not result in an unduly complicated capital or corporate structure for the E.ON system;

     - the Acquisition will comply with all applicable state laws, including state laws applicable to combination electric and gas utilities;

     - the Acquisition tends towards the economical and efficient development of an integrated public utility system and the additional gas system may be retained; and

     - the Acquisition is consistent with Sections 8 and 11 of the Act.

     B.   Undue Concentration

          The Acquisition Does Not Tend Towards Interlocking Relations or the Concentration of Control of Public Utility Companies to the Detriment of the Public Interest or the Interest of Investors or Consumers.

     Pursuant to Section 10(b)(1) of the Act the Commission shall approve an acquisition unless it finds that "such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

     By its nature, any merger results in new links between theretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The links that will be established as a result of the Acquisition are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to improved operations. Indeed, the links to be established as a result of the Acquisition are intended to enhance the operations of Powergen and ultimately of the LG&E Energy Group. Upon consummation of the Acquisition, Powergen's management team will remain responsible for the development and operation of LG&E's and KU<180>s business and for the development of E.ON's Anglo-American energy and utility business within the context of E.ON's overall group-strategy. Powergen's board will be composed of U.K., U.S. and German citizens reflecting the interests of Powergen, LG&E Energy and E.ON and two members of the current board of Powergen will become members of E.ON Energie's boards.

     More specifically, the board of Powergen will be chaired by Ulrich Hartmann, Chairman of the board of management and Chief Executive Officer of E.ON. Edmund A. Wallis, Powergen's current chairman will be Deputy Chairman and Mr. Wallis will also join the E.ON Energie Supervisory Board. Nick Baldwin, the current Chief Executive Officer of Powergen, will remain Powergen's Chief Executive Officer and will join the E.ON Energie

Management Board. Peter Hickson, Powergen's existing Finance Director, Victor Staffieri, LG&E Energy's Chief Executive Officer, and a representative of Powergen's U.K. business will serve as directors on Powergen's board. They will be joined by Dr. Hans Michael Gaul, a member of E.ON's Management Board, by Dr. Hans-Dieter Harig, the CEO of E.ON Energie, and by an additional member of the E.ON Energie Management Board. Two independent directors based in the U.K. will complete the Powergen board of directors. The interlocking board memberships are necessary to integrate Powergen and LG&E Energy fully into the E.ON system and the representation of LG&E Energy on Powergen's board will continue to assure a close relationship between E.ON and the Anglo-American businesses. Forging such relations promotes the sharing of best practices, investment opportunity identification, strategic and operational coordination and is generally beneficial to the protected interests under the Act. These types of interlocking relationships will therefore be in the public interest and the interests of investors and consumers and are not prohibited by the Act.

     The Commission has administered the Act to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700
(1968). As discussed below, the Acquisition will not create a "huge, complex, and irrational system," but rather will replace one registered holding company with another without increasing or expanding the concentration of control over U.S. utility operations. The increased size of the combined enterprise will actually create opportunities for economies of scale and access to resources that would not be available without a combination with E.ON. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18,
1991).

     The concern with concentration and bigness is in essence a concern that overly large entities will restrict competition in the marketplace to the detriment of consumers and the public interest. In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." The effect of the Acquisition on competition will be fully explored by several regulators. E.ON will file Notification and Report Forms with the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act").

     In addition, the competitive impact of the Acquisition is being considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Acquisition. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit C-5, the Acquisition will not have an adverse effect on competition. Powergen and its subsidiary companies, on the one hand, and E.ON and its related companies, on the other, do not have utility facilities or sell electricity in any common geographic markets in the U.S. E.ON owns no generation or transmission facilities in the U.S.

     E.ON does, however, have a direct and an indirect ownership interest in STEAG AG ("STEAG"), which has started a business of financing and constructing independent power plants in the U.S. E.ON's interest in STEAG, however, is non-controlling. No STEAG-owned power plants are under construction or operating in the U.S. to date, and STEAG plans to sell its interests in the plants before they become operational.

     As the FERC application explains, the plants that STEAG has under development or consideration are either in geographic markets different from those in which LG&E Energy and its subsidiaries operate or the extent of any overlapping operation would be de minimis. Consequently, horizontal market concentration is not increased by the Acquisition.

     With respect to vertical market power issues (i.e., control over the inputs to production or the means to reach the market), E.ON has an ownership interest in RAG, which owns indirectly, through RAG Coal International AG, certain U.S. coal mines that supply various U.S. electric generating plants. E.ON, however, owns only 37.1% of RAG's stock (39.2% if indirect interests are included), and cannot control its management decisions. As the FERC application demonstrates, even assuming that E.ON controlled RAG's U.S. coal operations the Acquisition would have no adverse vertical competitive effects.

     For these reasons, the Acquisition will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1). In addition, the Applicants expect the FERC to conclude that the Acquisition does not raise competitive concerns. The Commission has found, and the courts have agreed, that it may appropriately rely upon the FERC with respect to such findings. See City of Holyoke v. SEC, supra at 363-364, quoting Wisconsin's Environmental Decade, Inc. v. SEC, supra at 527.

     C.   Reasonableness of Consideration

          The Consideration to be Paid by E.ON in Connection with the Acquisition is Reasonable and Fair in Relation to the Utility Assets Underlying the Powergen Securities to be Acquired.

     Section 10(b)(2) of the Act requires the Commission to determine whether the consideration to be given by E.ON to the holders of Powergen common stock in connection with the Acquisition is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired./13/ Market prices at which securities are traded have always been strong indicators as to values.

     The price of (pound)7.65 per share which E.ON will offer to Powergen's shareholders is a fair price. The price was reached through arm's-length negotiations with Powergen and it includes a premium of 8.4 % relative to the closing price of Powergen's common shares on April 6, 2001 (the last day of trading before announcement of the Acquisition), a premium of 25.8%

--------------
     13 Under Section 10(b)(2) of the Act the Commission shall approve an acquisition unless it finds that "in the case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired."

relative to the share price on January 16, 2001 (the last day of trading before the talks with Powergen were confirmed), and a premium of 35.2 % relative to the average price of the last 6 months preceding January 16, 2001.

     The purchase price for 100% of Powergen's equity capital (assuming the exercise in full of all outstanding options under the Powergen Share Option Schemes) amounts to a total of Euro 8.2 billion ((pound)5.1 billion, $7.4 billion). The enterprise value amounts to Euro15.3 billion ((pound)9.6 billion, $13.8 billion) including debt (on the basis of Powergen debt outstanding as at December 31, 2000, adjusted for divestitures announced prior to April 9, 2001). This valuation is generally in line with current trading multiples of European utilities.

     As shown in the table below, the quarterly price data, in pounds per share, high and low, for Powergen common stock provide support for the consideration of (pound)7.65 for each share of Powergen common stock.

----------------- ---------------- ------------------ --------------------
                        High              Low               Dividends
----------------- ---------------- ------------------ --------------------
1998
First Quarter     8.93             7.60               0.40
Second Quarter    8.58             7.55               0.56
Third Quarter     8.92             7.31
Fourth Quarter    8.87             7.78,5
----------------- ---------------- ------------------ --------------------
1999
First Quarter     9.05             6.69,5             0.43
Second Quarter    7.69,5           6.75               0.96
Third Quarter     6.99,5           5.70
Fourth Quarter    6.41,5           4.40,75
----------------- ---------------- ------------------ --------------------
2000
First Quarter     4.96             3.28,25            0.43
Second Quarter    5.65             3.65               1.02
Third Quarter     6.15             4.89,5
Fourth Quarter    6.35             4.93
----------------- ---------------- ------------------ --------------------
* Dividends per ADS. Powergen paid an interim and a second interim or final dividend throughout each fiscal year. Dividend payments have been made at different times and not at the end of a specific quarter.

     As indicated above, the consideration is the product of extensive and vigorous arm's-length negotiations between E.ON and Powergen./14/ These negotiations were preceded by appropriate due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. Both parties received advice from internationally-recognized investment bankers. E.ON was advised in the negotiations by Goldman Sachs International and NM Rothschild & Sons Limited. Under the City Code, the directors of Powergen are required to obtain competent independent advice on any offer and the substance of such advice must be made known to the shareholders of Powergen; the directors of Powergen were advised in the negotiations by Dresdner Kleinwort Wasserstein and have received advice from Dresdner Kleinwort Wasserstein that the terms of the offer are fair and reasonable. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. Southern Co., supra; SV Ventures, Inc. Holding Co. Act Release No. 24579A (February 26, 1988).

     An evaluation of the reasonableness of the consideration under the Act also involves an inquiry as to the reasonableness of the fees paid by the acquiror in connection with the acquisition. As set forth in Item 2 of the Application, Applicants together expect to incur a combined total of approximately $__*___ million in fees, commissions and expenses in connection with the Acquisition. This amount represents __*___% (based on a purchase price of $7.3 billion) of the value of the consideration to be paid by E.ON to Powergen's shareholders. (* To be filed by amendment.)

--------------
     14 As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970), prices arrived through arm's length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. See also Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1998).

     Applicants expect this percentage to be consistent with percentages previously approved by the Commission. See, e.g., Powergen plc, Holding Co. Act Release No. 27291 (Dec. 6, 2000) (fees and expenses of approximately $50.4 million represented approximately 1.6% of equity value of LG&E Energy common stock on Feb. 25, 2000, the last day of trading before the announcement of the merger); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000) (fees and expenses of approximately $50 million represented approximately 0.83% of the value of the consideration to be paid for Columbia Energy Group); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) (fees and expenses of approximately $87.4 million represented approximately 0.49% of the value of Unicom and PECO common stock on Sep. 21, 1999); Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000) (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid for New Century Energies, Inc.); American Electric Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000) (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid for Central and South West Corporation); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).

     Based on the above analysis and in light of the size and complexity of the Acquisition relative to other transactions, the overall fees, commissions and expenses incurred and to be incurred in connection with the Acquisition are reasonable, fair and consistent with SEC precedent. Furthermore, the aggregate of the fees, expenses and consideration for the Acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility and other assets of Powergen.

     D.   Capital Structure and Corporate Structure Complication

          The Acquisition Does Not Cause the E.ON System to Have an Unduly Complicated Capital Structure or Corporate Structure.

     Sections 10(b)(3), 11(a) and 11(b)(2) of the Act impose various requirements as to the corporate and capital structure of the E.ON system subsequent to the Acquisition./15/

--------------
     15 Under Section 10(b)(3) of the Act the Commission shall approve an acquisition unless it finds that "such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system." Section 11(a) of the Act requires the Commission to examine the corporate structure of a registered holding company system "to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system." Section 11(b)(2) requires the Commission to guard against complicated corporate structures and the unfair distribution of voting power among holding company security holders and, in that connection, to take action as necessary to cause a holding company to "cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company." This is commonly referred to as the "great grandfather clause."

E.ON's Corporate Structure

     E.ON's corporate structure after the Acquisition will not be unduly complicated and will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system. Exhibit E-1 to the Application illustrates E.ON's post-Acquisition organizational structure. E.ON's corporate structure will be simpler and more straight-forward than the structure approved by the Commission in the Powergen Order. As a result of Powergen's acquisition of LG&E Energy, Powergen and the Powergen Intermediate Holding Companies registered as public utility holding companies under Section 5 of the Act. The Powergen Intermediate Holding Companies consist of Powergen US Holdings Limited and Powergen US Investments, corporations organized under the laws of England and Wales, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sarl, and Luxembourg Investments sarl, corporations organized under the laws of Luxembourg, Powergen USA Partnership, a Delaware partnership, and Powergen US Investments Corp., a Delaware corporation.

     Upon the consummation of the Acquisition, E.ON will register as a holding company under the Act. LG&E Energy and the Utility Subsidiaries will survive the Acquisition and each will retain its separate existence. LG&E Energy, either directly or through one or more wholly owned subsidiaries of E.ON (the "Intermediate Companies"), will become a wholly owned subsidiary of E.ON, and the Utility Subsidiaries will continue in their respective positions as direct subsidiaries of LG&E Energy./16/ To the extent intermediate companies are used, each of them also will register as a holding company under the Act.

     Powergen and the Powergen Intermediate Holding Companies will not hold direct or indirect interests in public utility companies after the Acquisition/17/ and, consequently, they request that the Commission unconditionally approve their deregistration under Section 5(d) of the Act. Upon consummation of the Acquisition, Powergen will become a direct or indirect wholly owned subsidiary of E.ON and will continue to hold indirect interests in various foreign utility and energy-related subsidiaries. Powergen will remain the immediate parent company of Powergen Group Holdings Ltd., the current "umbrella" FUCO in the Powergen Group. Powergen will file Form U-57 with the Commission to certify itself as a FUCO under Section 33 of the Act. Powergen will remain responsible for the development and operation of LG&E

--------------
     16 Maintaining an efficient post-Acquisition structure may require a rapid response to changes in matters such as tax and accounting rules, including by making appropriate revisions after consummation of the Acquisition to add or subtract an intermediate holding company between E.ON and LG&E Energy. Such changes to the "upper structure" will not have any material impact on the financial condition or operations of LG&E Energy or its subsidiaries. Applicants request authorization to make non-material corporate structure changes without having to seek specific authority from the Commission for each change, subject to the condition that no change (i) will result in the introduction of any third party interests in the upper structure, (ii) will introduce a non-European Union or non-U.S. entity into the upper structure or (iii) will have any material impact on the financial condition or operations of E.ON, LG&E Energy and its subsidiaries. Applicants note that the Commission granted authority to make such immaterial changes subject to comparable conditions in the Powergen Order and in the National Grid Order.

     17 Depending on tax laws and regulations it is possible, in connection with the transfer of LG&E Energy to E.ON, that an existing Powergen Intermediate Holding Company will be retained and become an Intermediate Company under the direct or indirect ownership of E.ON. Such Intermediate Company would continue as a registered holding company after the Acquisition.

Energy, LG&E and KU and in this manner develop E.ON's Anglo-American energy and utility business in the context of E.ON's overall group strategy. Applicants respectfully request confirmation that this is acceptable to the Commission.

     For German law reasons, it is impractical for E.ON to isolate its non-utility businesses under a single "umbrella" FUCO, as was done in the structuring of Powergen's acquisition of LG&E Energy and other cross-border transactions. Rather, certification of FUCO status will be provided by filing Form U-57 for certain existing E.ON first tier subsidiaries, including E.ON Energie and, after the acquisition, Gelsenberg. Other E.ON direct subsidiaries, including Degussa and Viterra, will continue as such and, in this Application, E.ON is seeking appropriate Commission authorizations to own and operate such subsidiaries under the Act pending their divestiture within 5 years of the completion of the Acquisition and the registration of E.ON as a holding company.

     E.ON Energie's activities have already been described above. See Item 1.A.2.a. E.ON presently owns a small (below 1%) direct interest in Ruhrgas and expects that its investments in Ruhrgas will increase as a result of the transactions agreed with BP and described above in Item 1. E.ON also indirectly holds an additional 18% interest in Ruhrgas through E.ON's interest in RAG./18/ E.ON's indirect interests in Ruhrgas participate in a voting pool that includes 59% of the voting power of Ruhrgas.

     Ruhrgas is Germany's largest natural gas transmission, storage, and import company, with total sales of approximately 600 TWh. These operations account for 88% of its total revenues of Euro 7.3 billion ($6.4bn). Most of its remaining revenues of 12% are generated in activities that support the import and transport of gas.

     Ruhrgas owns a high-pressure grid that covers nearly all of western Germany. In addition, it owns stakes in regional gas transmission companies, in local gas distributors and in "Stadtwerke" (municipal utilities) in Germany and elsewhere in Europe. As explained below, Stadtwerke frequently also sell electricity, water and other services. Ruhrgas owns minor stakes of 5% to 9% in four gas fields and a 5% stake in its main gas supplier, the Russian gas company Gazprom. These stakes are usually held to secure supply. Ruhrgas supplies gas to E.ON, among others. Ruhrgas also manufactures equipment for the gas industry, such as meters, to assist its customers in their use of Ruhrgas gas and to strengthen its relationship with those customers./19/ As explained in Exhibit G-1, Ruhrgas' non-utility businesses are retainable under prior Commission precedent because they are consistent with its gas utility operations and related to E.ON Energie's electric and gas utility operations. For the reasons stated above, Ruhrgas is entitled to FUCO status under Section 33 of the Act.

--------------
     18 E.ON directly and indirectly owns 39.2% of the shares of RAG which is engaged predominantly in the production of coal for power generation. As described below and in Item 13 RAG is a unique entity under German law. E.ON seeks a commission order under Section 2(a)(8) to the effect that RAG is not a subsidiary of E.ON. See, infra Item 3G.

     19 Ruhrgas owns a U.S. manufacturer of metering equipment, American Meter Company of Horsham, Pennsylvania. American Meter Company sells meters to, among others, LG&E. That metering equipment is used in connection with gas operations, and American Meter Company is thus retainable consistent with Commission precedent. Ruhrgas also is engaged in gas-related engineering activities in the U.S., of the type approved in Rule 58(b)(1)(vii).

     Because E.ON will: (1) maintain the relationship among LG&E Energy and its Utility Subsidiaries unchanged, (2) eliminate the Powergen Intermediate Holding Companies, (3) have large segments of its business organized under FUCO subsidiaries, and (4) divest many nonutility subsidiaries, it will not have an unduly complicated corporate structure. Its corporate structure is consistent with that adopted by other foreign registered holding companies and approved by the Commission. Moreover, the voting securities of LG&E Energy will be wholly owned by E.ON, or an Intermediate Company, after the Acquisition. Consequently, as required under Section 11(b)(2) of the Act, there will be no unequal distribution of voting power or the creation of minority interests as a consequence of the Acquisition.

     The post-Acquisition corporate structure also does not cause an unduly complicated corporate structure under the "great grandfather" clause of Section 11(b)(2) of the Act that would require Commission simplification. After the Acquisition, E.ON, and each of the Intermediate Companies, if any, will be a holding company over LG&E Energy which itself would be a holding company over LG&E and KU.

     The Commission reviewed and permitted a structure including holding companies similar to this in the Powergen Order. In the past, the Commission has recognized the necessity of permitting the continued existence of intermediate holding company systems to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements. The Intermediate Companies will not be a means by which E.ON seeks to diffuse control of LG&E Energy and LG&E Energy's subsidiaries. Rather, the Intermediate Companies will be created as special-purpose entities for the sole purpose of helping the parties capture economic efficiencies that might otherwise be lost in a cross-border transaction. There will be no third-party investors in any of the Intermediate Companies. Each of the Intermediate Companies will be wholly owned, directly or indirectly and fully controlled by E.ON and the creation and existence of the Intermediate Companies will not affect the operation of the LG&E Energy Group. Accordingly, this is not the type of situation that concerned the drafters of the Act, and, in the Applicants' view, the Commission should thus exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary.

     It is again worth emphasizing that none of the economic planning reflected in the proposed transaction structure will result in any change in the corporate organization of the LG&E Energy Group or in the financing transactions undertaken by LG&E Energy and its subsidiaries. Neither LG&E Energy nor any of LG&E Energy's subsidiaries will borrow or issue any security or pledge any assets to finance any part of the Acquisition. Thus, there is no possibility that implementation and continuance of the proposed transaction structure could result in an undue or unnecessarily complex capital structure to the detriment of the public interest or the interest of consumers.

     The foregoing structure and related facts are very similar to the corporate structure and facts presented to, and approved by, the Commission in the Powergen Order and the National Grid Order. In particular, in the National Grid Order, the Commission decided "to 'look through' the Intermediate Companies (or treat the Intermediate Companies as a single company) for purposes of the analysis under Section 11(b)(2) of the Act," and found that the corporate structure did "not unduly or unnecessarily complicate the structure" of National Grid. Applicants respectfully submit that the same result should follow in the present case.

E.ON's Capital Structure

     The capital structure of E.ON will not be unduly complicated nor will it be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined system. E.ON currently has a simple capital structure and is proposing to acquire the outstanding Powergen shares using its available cash resources, existing lines of credit, and possibly the proceeds of debt issuances, in addition to the loan notes described in Item 1.B.3. In addition, none of Powergen, LG&E Energy or any of their subsidiaries, including the Utility Subsidiaries, will borrow or issue any security, incur any debt or pledge any assets to finance any portion of the purchase price paid by E.ON for the Powergen shares.

     E.ON's capital structure is sound as well as simple. E.ON's capital structure as of December 31, 2000 is summarized below:

---------------------- ----------------------------------------
                              As of December 31, 2000
---------------------- ----------------------------------------
                                 $bn               %
---------------------- ------------------- --------------------
Common stock equity             31.126           69.94
---------------------- ------------------- --------------------
Long-term debt                  6.879            15.46
---------------------- ------------------- --------------------
Short-term debt                 6.496            14.60
---------------------- ------------------- --------------------
Total                           44.501           100.00
---------------------- ------------------- --------------------

     *Common stock equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests of $4.8 billion.

     As of December 31, 2000, Moody's and Standard and Poor's gave E.ON's long-term bonds ratings of Aa2 and AA, respectively. E.ON's short-term debt received ratings of P-1 and A-1+, respectively, from Moody's and Standard & Poor's. Standard & Poor's put E.ON's long-term senior debt rating of AA on credit watch negative after the announcement of the Acquisition and confirmed the short-term debt rating of A-1+. Even accounting for the credit watch status, E.ON's excellent ratings underscore the E.ON Group's sound financial condition.

     After the Acquisition, the combined E.ON system will continue to have a sound capital structure, as demonstrated by the pro forma capitalization table below.

--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
                E.ON ($   E.ON (%)  Powergen     Powergen     Adjust-ments Pro Forma    Pro Forma
                mm)                 Group        Group (%)                 Combined     Combined (%)
                                    ($ mm)                                 ($ mm)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Common stock      31,126     69.94        3,916        30.55      (3,751)       31,291         52.89
equity
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Preferred              0         0          135         1.05            0          135          0.23
stock
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Long-term          6,879     15.46        5,965        46.52        5,595       18,439         31.16
debt
(including
current
portion)
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Short-term         6,496     14.60        2,805        21.88            0        9,301         15.72
debt
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------
Total             44,501    100.00       12,821       100.00        1,844       59,166        100.00
--------------- --------- --------- ------------ ------------ ------------ ------------ -------------

     E.ON's shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as ADRs on the NYSE (ticker symbol "EON"). E.ON's ADRs are registered under the 1933 Act, and, as a foreign private issuer, the company files Form 20-F and other periodic disclosure reports with the Commission./20/ E.ON's financial statements are maintained in accordance with U.S. GAAP.

     After the Acquisition, E.ON will have outstanding long-term debt at the parent-company and subsidiary level. The presence of debt at more than one level of the E.ON system does not "unduly complicate" the capital structure of that company for purposes of Section 10(b)(3). To the contrary, E.ON's financing system more appropriately reflects the optimal capitalization of its various businesses to the greater benefit of the entire system by properly allocating the cost of capital to each business segment based on its risk profile. Moreover, in the first instance, to the extent that the debt is associated with facilities that have been entered into before E.ON becomes a registered holding company, such debt should be grandfathered for purposes of the Act. Second, and more important, Section 7(c)(2)(D) expressly provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the

--------------
     20 As of December 31, 2000, E.ON had approximately 763.3 million common shares issued and 748.0 million outstanding shares. E.ON is currently repurchasing shares through a buyback program that started in October 2000 and resulted in the repurchase of approximately 15 million shares by the end of 2000. E.ON is authorized by its shareholders to repurchase up to 10% of its common stock through October 31, 2002. E.ON plans to cancel the majority of the repurchased shares.

aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). Based on the same rationale, the Commission has permitted a registered electric system to have long-term debt at the parent company level. Southern Co., Holding Co. Act Release No. 27134 (Feb. 9, 2000). Following the Southern Co. decision, the Commission similarly allowed investment grade long-term debt at the parent company level in the National Grid Order and the Powergen Order. Third, as described in this Application, E.ON is in the process of transforming itself into a pure-play energy and utility company. Rationalization of E.ON's capital structure will be a natural result of that process.

     As a predicate to receiving such flexibility, the registered holding companies generally committed to maintain an investment grade credit rating and a minimum level of equity capitalization. See, e.g., Southern Co., Holding Co. Act Release No. 27134 (February 9, 2000), the National Grid Order, the Powergen Order, KeySpan Corp., Holding Co. Act Release No. 27272 (November 8, 2000), and Cinergy Corp., Holding Co. Act Release No. 27190 (June 23, 2000). E.ON's capital structure and post-registration financing plans, including its commitments regarding maintaining an investment grade credit rating and a minimum capitalization ratio, will be discussed in more detail in its separate application to be filed with the Commission shortly (the "Financing Application").

     For the reasons stated above the capital and corporate structure of the E.ON system will not be unduly complicated by the proposed Acquisition. In addition, for the reasons set forth above, and the assurances provided below in the section "Compliance with State Law," Applicants believe that the proposed Acquisition will, in fact, benefit the protected interests and enhance the functioning of the resulting holding company system.

     E.   Compliance with State Law

          All State Laws Applicable to the Acquisition Will be Complied With, Including State Laws Applicable to Combination Electric and Gas Utilities.

     Consistent with the Act's purpose of supplementing effective state utility regulation, Section 8 of the Act prevents holding companies, by use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations.21

     The Acquisition will not result in any new situations of common ownership of "combination" systems within any state. LG&E is presently a combination gas and electric public utility serving substantially the same territory in Kentucky. After the Acquisition, LG&E will continue to serve both gas and electric customers in Kentucky. No state law prohibits LG&E's combined gas and electric operations, and no state law prohibits E.ON from indirectly acquiring LG&E.

--------------
     21 Under Section 10(c)(1) of the Act, the Commission may not approve "an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8 of the Act makes it unlawful for a registered holding company or subsidiary to have or acquire an interest in an electric and gas utility serving substantially the same territory if state law would prohibit such combination ownership. Lastly, Section 10(f) of the Act prohibits the Commission from approving an application regarding an acquisition unless it appears that the applicants have complied with all applicable state laws (except where such compliance would conflict with Section 11 of the Act).

     With respect to Section 10(f) of the Act, Applicants have made full filings with the KPSC and the VSCC for approval of the Acquisition in accordance with all applicable state laws. The Acquisition will occur only after the authorizations of the KPSC and the VSCC have been granted./22/ To provide a further measure of assurance that the Acquisition will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system, Applicants have requested affirmations from the KPSC and the VSCC that each has the authority and resources to protect consumers subject to its jurisdiction and that each intends to exercise that authority. These regulatory approvals will assure that the interests of retail customers are adequately protected. In addition, E.ON commits that it will not seek recovery in higher rates to LG&E or KU ratepayers for any losses or inadequate returns that may be associated with E.ON's nonutility investments. Accordingly, the Acquisition will be lawful under state law and the Act's requirements regarding proper state authorization will be satisfied.

     Based on similar facts and assurances, the Commission held in the National Grid Order and the Powergen Order that the proposed acquisition would not be detrimental to the public interest or the interest of investors or consumers. Applicants therefore respectfully submit that the Commission make the same finding with respect to the Acquisition.

     F.   Integrated Public Utility System

          The Acquisition Tends Towards the Economical and Efficient Development of an Integrated Public Utility System and the Additional Gas System May Be Retained.23

     To establish that the Acquisition has a tendency toward the economical and efficient development of an integrated public utility system Applicants demonstrate, first, that the transaction produces benefits to the operations of the Utility Subsidiaries and, second, that the technical requirements of integration continue to be satisfied post-Acquisition.

Operational and Other Benefits

     E.ON will supplement the existing management of LG&E Energy with its own high quality management team with proven generation, transmission and distribution expertise. In addition to its management expertise, due to its financial strength and size, E.ON has expansive access to the international capital markets. Its strong credit ratings and liquid assets

--------------
     22 See also, Item 4 infra.

     23 Under Section 10(c)(2) of the Act, the Commission may not approve "the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system." Section 11(b)(1) of the Act, requires the Commission to limit the operations of the holding-company system to a single integrated public-utility system and one or more additional integrated public utility systems if the Commission finds that "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such systems; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and
(C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

allow it to attract capital at reasonable rates. For example, Moody's and Standard & Poors's have placed the credit ratings of LG&E Energy, LG&E Capital Corp., LG&E and KU on review for possible upgrade reflecting the anticipated support these companies will receive from becoming a core part of the E.ON System. E.ON's current long-term debt rating of Aa2 and short-term rating of Prime-1 have been confirmed by Moody's. The ratings of senior secured debt of LG&E and KU were also confirmed by Moody's at their present levels of A-1.

     E.ON has significant expertise in providing the infrastructure, dispatch and power exchange necessary for providing reliable and efficient power supply, transmission and distribution. E.ON is the fourth largest electricity producer in the world ranked by electricity sales volume. E.ON supplies electricity and gas to approximately 25 million customers. Through E.ON Energie it owns interests in and operates electric power generation facilities with a total installed generation capacity of more than 37,000 MW and an attributable capacity of 29,000 MW. E.ON's power transmission grid extends from Scandinavia to the Alps. The grid covers more than one-third of the surface area of Germany. E.ON's power trading operations are sophisticated and incorporate a full risk management system. The wealth and depth of E.ON's experience and expertise open up a wide range of possibilities for improving operations, lowering costs and environmental impacts and increasing efficiency and reliability.

     The process of evaluating integration possibilities, aimed at eliminating duplication and implementing best practices has just begun. E.ON's significantly larger scale, both in financial and operational terms, will enhance the ability of the LG&E Energy Group to utilize new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.

     For the employees of LG&E Energy the transaction represents an opportunity for growth as the company becomes the U. S. base of operations for a large international group. E.ON's expressed intentions to expand and consolidate its operations in this country will bring expanded opportunities for LG&E Energy employees. Those opportunities will help to retain and attract the best employees to the benefit of LG&E, KU and the Commonwealth of Kentucky. Powergen shareholders will also benefit from the premium received for their shares upon the closing of the transaction.

     These opportunities represent a tangible net benefit to customers of LG&E and KU, because not only does E.ON bring financial strength and managerial experience to the Midwestern market, but future acquisitions may result in cost savings to be shared with customers of LG&E and KU. The benefits to be provided by the Acquisition are comparable to those presented in the Powergen Order. In addition, as part of its decision regarding the Acquisition, the KPSC required the applicants to file, within 60 days of closing any future utility merger or acquisition in the United States over which KPSC approval would not be required, a petition setting forth a formal analysis of any potential synergies and benefits from the merger or acquisition and a proposed methodology for allotting an appropriate share of the potential synergies and benefits to LG&E's and KU's ratepayers.

     Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) of the Act have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but presently unquantifiable, savings).

     Moreover, E.ON's strategic vision is to become a pure-play global utility, hence its commitment to divest numerous nonutility businesses. In keeping with its global ambition, E.ON intends to expand into the U.S., the key world energy market. E.ON views LG&E Energy's operations centered in Louisville, Kentucky as ideally positioned to serve as the nucleus of its U.S. operations. The Midwestern U.S. accounts for approximately 30% of the U.S. electricity market.

Integrated Utility System

     The Utility Subsidiaries form an integrated utility system in compliance with the standards of the Act./24/ In the Powergen Order the Commission very recently found that the Utility Subsidiaries constituted an integrated public utility system and that LG&E's gas operations constituted an additional permissible gas system. No material changes in the composition or operations of the Utility Subsidiaries has occurred since the date of the Powergen Order to require a different conclusion today. As discussed above, the structure of the Acquisition also would not change the integrated nature of the Utility Subsidiaries since all such companies will remain intact in the LG&E Energy Group after the Acquisition.

     Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system./25/

     However, it is equally clear that under the Act the Commission's authority is not limited to approval of acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend 'towards the economical and the efficient development of an integrated public-utility system.'"/26/

--------------
     24 The FUCO holdings of E.ON, Powergen and LG&E Energy need not be included in this analysis as Section 33(c)(3) of the Act explicitly provides that FUCOs shall be considered to be consistent with the operation of a single integrated public utility system.

     25 See New Century Energies, Inc., Holding Co. Act Release No. 26748, citing SEC v. New England Electric System, 384 U.S. 176,178 n.7; In the Matter of Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in American Water Works and Electric Company, Inc., 2 S.E.C. 972, 983 (Dec. 30, 1937)).

     26 Gaz Metropolitan, Inc., quoting In the Matter of Union Electric Company, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. City of Cape Girardeau, Missouri v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, File No. 70-8787. Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., Holding Co. Act Release No. 35-13781, 38 S.E.C. 658, 668 (Nov. 28, 1958)).

     In this case, the Acquisition will tend toward the economical and efficient development of two integrated systems: the combined electric utility system of LG&E and KU and the stand-alone gas utility system of LG&E.

Electric System

     As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

     o the utility assets of the system are physically interconnected or capable of physical interconnection;

     o the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     o the system must be confined in its operations to a single area or region; and

     o the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     LG&E and KU were integrated before the Acquisition and, after the Acquisition, will continue to satisfy all four of these requirements.

     First, LG&E and KU are already physically interconnected. LG&E and KU are directly connected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. See Exhibit D-1.

     Second, LG&E and KU will continue to be economically operated as a single interconnected and coordinated system. The two companies are interconnected by a transmission system which allows the transfer of power between LG&E and KU. LG&E and KU will continue operating as a single system, economically dispatched.

     Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit D-1, covering portions of Kentucky, Virginia, and Tennessee. In considering size, the Commission has consistently found that utility systems spanning multiple states can satisfy the single area or region requirement of the 1935 Act. For example, the Entergy system covers portions of four states (Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993)); the Southern system provides electric service to customers in portions of four states (Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1998)); and New Century Energies served customers in six states (New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997)).

     Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Acquisition fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1312 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769, 775 (Apr. 29,
1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270, 1285 (Dec. 21, 1990) (advantages of localized management would be preserved in part because the board of a New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Id. (utilities "will be maintained as separate New Hampshire corporations. .
 .[t]herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443 (Jan. 10, 1941)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation.")

     The Acquisition satisfies all of the factors regarding "localized management" noted above. LG&E and KU will continue to operate through regional offices with local service personnel and line crews available to respond to customers' needs. E.ON has no current plans to change the existing management of LG&E or KU. After the Acquisition, LG&E and KU will maintain their current offices as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while LG&E Energy will maintain the LG&E Energy Group headquarters. KU will maintain its Lexington headquarters and a substantial presence throughout its service territory in order to conduct the state-wide operations of KU. Furthermore the headquarters for E.ON's energy activities in the U.S. will be in Louisville. Therefore the fact that the location of the corporate headquarters of E.ON (Germany) and Powergen (U.K.) are distant from customers served by LG&E and KU, is, as noted by the Commission in American Electric Power, supra, a relatively unimportant factor given the present ease of transportation and communications and the retention of the LG&E and KU headquarters at their present locations. In addition, the Commission in the National Grid Order and in the Powergen Order approved a substantially similar management arrangement. Thus, the Acquisition will preserve all the benefits of localized management of LG&E and KU.

     Finally, the Acquisition will not impair the effectiveness of state regulation. LG&E and KU will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the KPSC, the VSCC, the Tennessee Commission, and the FERC.

Gas Utility System

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     The LG&E gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the integration requirements of the Act and should be approved by the Commission.

     LG&E's gas utility system will operate as a coordinated system confined in its operation to a single area or region covering portions of Kentucky. See Exhibit D-1. As shown by the maps in Exhibit D-1, there is substantial overlap between the gas service territory of LG&E and the electric service territories of LG&E and KU. The system also will not be so large as to impair the advantages of localized management or the effectiveness of regulation.

     As discussed above, localized management will be preserved. The centralized functions of LG&E's gas utility business will continue to be managed from Louisville, Kentucky, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management.

     As also discussed above, the Acquisition will not impair regulatory effectiveness. The same regulators currently overseeing the LG&E gas operations (i.e., the KPSC) will continue to have jurisdiction after the Acquisition. For all of these reasons, the post-Acquisition gas operations satisfy the integration requirements of the Act.

Retention of Additional Gas System

     In the Powergen Order, the Commission found that the additional gas integrated public utility system of LG&E was retainable by Powergen. In finding the additional gas system to be retainable, the Commission reviewed a study of the gas utility operations that analyzed the lost economies that these operations would suffer upon divestiture as compared to retention by the applicants. Powergen also demonstrated that certain non-quantifiable economies would be lost if divestiture were required and that the divestiture of LG&E's gas operations would cause a significant amount of damage to LG&E's ability to compete in the marketplace. The study filed in that proceeding as Exhibit O-1, File No. 70-9671, is incorporated herein by reference. No material changes to the assets or operations of LG&E's gas operations have occurred since that study was prepared and Applicants submit that it continues to demonstrate that LG&E's gas utility operations should be permitted to be retained as an additional system under the ABC Clauses of Section 11.

     G.   Retention of Nonutility Subsidiaries

          Except for the To-Be-Divested Subsidiaries, E.ON's Nonutility Subsidiaries are Reasonably Incidental, or Economically Necessary or Appropriate to the Operations of the E.ON System and Should be Retained.27

     Finally, Section 11(b)(1) of the Act poses the question whether the "nonutility subsidiaries" of E.ON and Powergen are retainable under the standards of Section 11 and the statutory amendment thereto.

          1.   E.ON's Nonutility Subsidiaries

     Except for the TBD Subsidiaries, E.ON's nonutility subsidiaries are of a nature and character that has already been authorized by the Commission in other filings. Their basis for retention is described in Exhibit G-1 to this Application. Generally these subsidiaries are organized and managed in several business units. In connection with becoming a registered holding company, E.ON will be divesting its interest in the TBD Subsidiaries consisting of E.ON's nonutility subsidiaries that are not consistent with E.ON's strategy of becoming a pure-play global energy and utility company. The TBD Subsidiaries are identified in Exhibit G-1. Consequently, after the Acquisition and E.ON's registration under the Act, it will have a corporate structure comprised of energy-related businesses that is focused on growth in the energy and utilities industry and that is not unduly complicated.

     The retention/divesture of non-energy/utility subsidiaries and their businesses is discussed in greater detail in Exhibit G-1; but the timing of divesture of Degussa and Viterra warrant some special mention here. In addition, the Applicants also note the need for E.ON to retain its interest in RAG as well as E.ON's request that RAG be declared not to be a subsidiary of E.ON under
Section 2(a)(8).

--------------
     27 Section 11(b)(1) directs the Commission: "To require . . . that each registered holding company, and each subsidiary company thereof, shall take such take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems."

               a.   Degussa

     E.ON is committed to divest its chemicals business in order to realize its overall global strategy of becoming a leading energy and utility company. However, for a number of reasons, E.ON requires a five-year divestiture period for the chemicals business./28/ A five-year divestiture period is appropriate because Degussa presents a unique situation as regards divestiture commitments under the 1935 Act. With sales in 2000 of about Euro 20 billion ($17.6 bn), it is an extremely large company, several times the size of any business that has been the subject of a divestiture commitment before the Commission. It was formed by a large merger that occurred only this year, and time is needed to focus and rationalize the business if fair value is to be obtained in the marketplace. In addition to its large absolute size, Degussa operates in a specialized business area, such that the number of potential buyers is limited and antitrust issues will require careful analysis. In these unprecedented circumstances, allowing five years for the completion of divestiture is appropriate.

     Both of the companies that merged to create E.ON in mid-2000 had major chemicals businesses. VEBA owned 64.7% of Degussa-Huls, and VIAG owned 63.97% of SKW Trostberg. The two chemical companies were themselves the products of very recent mergers between substantial chemical companies -- Degussa AG and Huls AG in 1999 and SKW Trostberg AG and Goldschmidt AG, also in 1999. On February 9, 2001, Degussa-Huls and SKW Trostberg merged to create Degussa AG, which in 2001 will have combined sales in the order of Euro 19 billion ($16.7 bn) and some 63,000 employees. Following the completion of an extensive restructuring program, putting approximately Euro 6.5 billion ($5.7 bn) (plus Euro 3.3 billion ($2.9 bn) precious metals trading) of revenues up for sale, the reorganized, purely specialty chemicals company will generate revenues of approximately Euro 10 billion ($8.8 bn).

     The process of integrating what two years ago were four separate chemicals companies into a single chemicals company has just begun and will take time to achieve before the entire group can be sold to a willing purchaser. The full integration of the former chemical subsidiaries will require substantial time. The three mergers described above, which took place within a two year period, have entailed significant corporate reorganizations. Those mergers will yield substantial efficiency gains, which should eventually be reflected in the value (and sales price) of the chemicals business. However, full realization of those efficiency gains will require a great deal of effort and substantial additional time. Moreover, it may take still more time before those gains will be reflected in the price a buyer is willing to pay for the chemicals business. Given the magnitude of the tasks involved, E.ON believes that a three-year divestiture period would force it to sell the chemicals business at a price that would not reflect the true value of the business.

     That concern is compounded by E.ON's belief that the market currently undervalues Degussa because of the mix of its businesses and structure of its operations. To address this, Degussa is in the process of implementing measures that will combine, streamline

--------------
     28 A five year divestiture period for compliance with conditions imposed by the Commission under the Act is not unprecedented. In General Public Utilities Corporation, Holding Company Act Release No. 15184, (February 9, 1965), the Commission authorized GPU to acquire 50% of Laing-Vortex, Inc., a non-utility business. GPU stated that it believed it needed to invest only through the development and demonstration stages of Laing's products, and GPU agreed to divest its interest after 3 years, unless the SEC granted a 2 year extension. The Commission subsequently granted the extension, thereby allowing GPU five years to divest this business.

and refocus its operations, including a number of divestitures. The focus of the new Degussa is the specialty chemicals business, which involves chemicals with a particularly high customer value (relative to their cost) and low substitutability. Such specialty chemicals usually offer higher margins with lower production quantities. E.ON expects Degussa's market valuation to improve as Degussa implements its new strategic focus./29/

     The cyclicality of the specialty chemicals business also makes a three year divestiture period unlikely to result in a sale of E.ON's chemicals business for full value. Market conditions must be such that they will be conducive to a sale of the business at a fair price. A sale of E.ON's Degussa shares to the market in a secondary placement is difficult to achieve under current market conditions due to the mere size of the transaction. Chemical industry cycles normally last between three to five years, and this cycle is unstable and hard to predict. It therefore would be prejudicial to E.ON and the other Degussa shareholders (who continue to own about 36 percent of the recently merged company) to require that divestiture be completed within three years of E.ON becoming a registered holding company.

     A five-year divestiture period is also necessary because E.ON could well face substantial delays before it can close a transaction to sell its chemicals business. Relatively few companies compete in the global chemicals markets, and as to many potential buyers there may be questions regarding the resulting levels of concentration with respect to certain chemicals or processes in certain geographic areas. The inherent complexity of much of the chemicals business, the production processes involved and related intellectual property concerns could mean that a substantial period of time wold be required to work through any such concerns with antitrust authorities and craft solutions that will permit the sale to be completed.

     E.ON cannot, of course, at this stage predict whether or to what extent such issues will arise, nor how difficult and time-consuming it will prove to resolve them. However, it is clear that E.ON must anticipate the possibility of such delays occurring even after it is possible to reach agreement to sell the business on terms that will permit E.ON to recover the value of its investment "in an orderly fashion, consistent with market conditions and the financial interests" of its shareholders./30/

     In this regard, E.ON notes that the merger of Dow Chemical and Union Carbide -- which was announced on August 4, 1999 -- did not receive clearance from the Federal Trade Commission under the Hart-Scott-Rodino process until February 2001. In other words, antitrust review of that major chemicals transaction took approximately eighteen months. While E.ON certainly hopes and expects that any HSR review of the sale of its chemicals business can be completed within a shorter time, the Dow/Carbide experience clearly underscores the appropriateness of allowing a longer period for the divestiture of a large chemicals business.

               b.   Viterra

     For the reasons set forth below, E.ON also requires five years to dispose of Viterra. In addition, during the divestiture period, Viterra requires the ability to refocus its

--------------
     29 To further strengthen its specialty chemicals business, Degussa recently acquired LaPorte plc, a U.K. fine chemicals specialist.

     30 See HSBC Holdings, SEC No-Action Letter (Mar. 15, 2000).

business consistent with current business plans, which necessarily involve an increase in its commercial properties and an upgrading of its residential holdings. These actions are appropriate and necessary for E.ON to preserve the value of its investment in Viterra and to place the business in a more saleable form so that E.ON and its shareholders can receive a fair price for it. If the five-year refocusing process and the possibility of further investment in Viterra were not permitted, it would be extremely difficult for E.ON to market Viterra to potential purchasers as an independently viable real estate business with reasonable growth prospects. Thus, in the absence of the requested relief, the realizable value of Viterra to E.ON would be significantly depressed.

     The special considerations relevant to Viterra stem from (i) its unique history, (ii) its unique tax characteristics and (iii) the lack of ready buyers for a company of Viterra's current size, nature and tax characteristics. Viterra's historical role as a provider of low-income housing has shaped the company. Viterra's business consists primarily of residential housing. It directly owns about 120,000 residential housing units and indirectly owns another 50,000 housing units via its 50% shareholdings in two German real estate companies; on the other hand, it owns only about 125 commercial units. Viterra's housing portfolio is predominantly comprised of low-income housing units concentrated in highly industrialized areas of Germany. These units mainly date from the 1950's and 1960's. Viterra's business was highly regulated until 1990 because it provided publicly subsidized housing.

     E.ON doubts that the business as presently constituted can be sold at a fair price to E.ON or its shareholders. For this reason, E.ON is already engaged in a process to restructure Viterra to put it in a more saleable form. It intends to accomplish this by refocusing Viterra's activities away from the low-income housing market. This process has three main objectives. First, Viterra is selling low-income housing units and reinvesting a portion of those proceeds in upgraded residential units, particularly in more affluent areas of Germany. Second, Viterra is expanding the commercial side of its business. E.ON currently believes that, notwithstanding the quality of Viterra's housing portfolio, Viterra does not appear readily saleable absent an expansion of its commercial real estate holdings. Third, Viterra's management is in the process of developing the skills required to compete in a free market economy, while shedding the regulatory mindset that prevailed in the company during the time it operated in the highly regulated low-income housing environment. This process requires the management to move from administration to active management of Viterra's portfolio and from a focus on regulatory compliance to an emphasis on value optimization and investor returns.

     E.ON believes that these three changes will gradually transform the business into a far more attractive asset, allowing Viterra to be sold at a much higher -- and, given E.ON's investment in the business, a far fairer -- price than Viterra could command in the near future. E.ON anticipates that Viterra will be in substantially better shape to sell in five years than it will be in three years, since it has much to accomplish with respect to restructuring the business and transforming its management.

     The relative size of Viterra also makes it exceedingly difficult -- if not impossible -- to sell the business at a fair price within a three-year time frame. Viterra's revenues in 2000 were Euro 1.3 billion ($1.1 bn). It is the largest privately owned real estate company in Germany. The sheer size of the business significantly reduces the number of potential buyers.

Indeed, E.ON believes that the number of potential buyers may be limited to only a few international insurance groups or financial investors.

     The universe of potential buyers also is affected by tax/dividend situation confronting Viterra. Due to differences in valuation under applicable German GAAP and tax law as a result of Viterra's history as a non-taxable corporation until January 1, 1990, Viterra currently records losses for tax purposes and is projected to begin to show only a very low taxable income within the next couple of years. However, if it were to pay dividends during the next 15 years to the owner of its common stock, whether that be E.ON or a new third party, they would be taxed at a tax rate of about 43% of the dividend, despite Viterra's negative or very low taxable income. If, on the other hand, Viterra does not pay dividends, its untaxed reserves would stay in its balance sheet. Then, at the end of 15 years, it could pay those reserves out as dividends without incurring any tax on the dividend payments. E.ON believes that this unusual tax situation will further reduce the number of potential buyers.

     In seeking a five-year divestiture period for Viterra and the ability, for itself and for Viterra, to invest funds in Viterra and to continue the refocusing of that business, E.ON seeks merely the ability to conclude a business process that has already begun -- a process designed to make Viterra more attractive to a larger universe of ready buyers.

               c.   RAG

     E.ON seeks to retain its ownership interest in RAG after becoming a registered holding company and seeks an order of the Commission under Section 2(a)(8) of the Act declaring RAG not to be a subsidiary company of E.ON under the Act. The unique nature of E.ON's ownership interest in RAG and of RAG itself justify its retention as a non-subsidiary interest.

     Coal mines located in Germany's Ruhr and Saar valleys were critical to post-war growth in what then was West Germany. They not only provided energy for much of the country but also export revenue. By the late 1960s, however, a combination of forces, including competition from other international coal suppliers and the increasing substitution of oil and gas for coal left German coal mining in a state of crisis. The response was consolidation combined with government-led efforts to preserve jobs in the industry. In 1968/69, a number of major coal mining enterprises, including long-held coal operations of E.ON's predecessor VEBA were combined to form Ruhrkohle AG, which subsequently became RAG. RAG became the national umbrella organization for 52 coal mines, 29 coke producers, and five briquette manufacturing plants.

     RAG has operated as a private enterprise, but has been - and continues to be - dependent on very large subsidies from the German government for its coal mining operations. In 1999 alone, RAG received some Euro 4 billion ($3.52 bn) in such subsidies.

     While the companies that contributed assets into RAG received shares in the company, those shares do not have the economic benefits normally associated with equity ownership. RAG is effectively forbidden to pay dividends to its shareholders largely as a result of the government subsidies that RAG has received over the years. Thus, although E.ON holds a 39.2% direct and indirect interest in RAG, E.ON does not receive cash distributions from RAG.

     While RAG's shares give their owners no economic benefits, they also impose no ongoing burdens or risks. Indeed, the ability to cut off the liabilities associated with money-losing coal operations in-part motivated RAG's shareowners to contribute mining and mining-related assets into RAG in the first place. RAG's shareholders - including E.ON - have no obligations to make any further capital contributions, or otherwise contribute any funds into RAG.

     While E.ON owns some 39.2% of the shares, under RAG's corporate governance arrangements that does not and cannot give it power to control the company. E.ON is represented only on the Supervisory Board and not on the Management Board of RAG. The powers and duties of Supervisory Board members are narrowly limited by German corporate law. Importantly, Supervisory Board members have no say in the day-to-day management and operations of the company and cannot compel the Management Board members, who direct and manage the company, to follow their instructions.

     E.ON has only 3 out of 21 seats on the RAG Supervisory Board, and thus has no approval or veto power with respect to the limited issues on which the Supervisory Board votes./31/ Further, E.ON's 39.2% ownership interest is offset by a comparable 30.2% interest held by RWE, a large German utility and a direct competitor of E.ON. Indeed, only six entities, including E.ON, own all of RAG's outstanding voting stock.

     As the foregoing demonstrates, there is little economic benefit associated with E.ON's RAG interest and only passive participation by E.ON on the RAG Supervisory Board. It is appropriate to characterize the RAG interest as a social obligation rather than an investment. As such, E.ON's continued ownership of RAG is necessary and publicly expected. Given the central role RAG has played in the social compact for handling employment and other issues in the post-war German coal mining industry, a sale would be incompatible with E.ON's social obligations. In addition, RAG shares cannot be sold without the approval of the owners of 75% of its shares./32/ Lastly, RAG's owners are economically precluded from divesting their shares by the absence of any market for the shares, due to RAG's inability to distribute profits to its owners.

     RAG's businesses are consistent with its heritage and social purpose. They are also largely energy-related. Consequently, allowing retention of the RAG investment would not frustrate the policies of the Act. At the time E.ON acquired its interest in RAG, RAG's activities consisted exclusively of coal operations and related activities, and RAG continues to engage largely in such activities. While RAG has acquired other businesses since its formation by the German government those businesses grew out of RAG's coal and related activities. Accordingly, RAG is akin to energy-related companies that the Commission has allowed registered holding companies to retain under Rule 58 (in particular, subsections (b)(1)(ix) and (b)(1)(x) of that rule).

--------------
     31 E.ON's competitor, RWE, also holds 3 out of 21 seats on the Supervisory Board. Ten of the seats are held by employee representatives, four by other shareholders, and one by a so-called "additional member," who is elected by the other Supervisory Board members.

     32 RAG Articles of Association, Section 5.

     Today, approximately 75% of RAG's business consists of coal, including some coal assets located in the U.S. RAG currently supplies 39.5% of E.ON's total coal demand for electric generation in Germany. Another 5% of RAG's business consists of power generation, and the remaining 20% of the business devoted to diversified activities such as chemicals, plastics and environmental services. RAG's other businesses grew directly from its coal operations.33

     At the time RAG was formed and E.ON effectively became locked in as a shareholder, RAG's operations were focussed solely on coal mining and other coal-related activities. Then and now, as a passive minority shareholder, E.ON could not control the activities of RAG. It is clear, however, that sensible diversification was part of RAG's social role as a quasi-public organization. The changing economics of fuel supply had adversely affected the economics of domestic coal production in Germany, with the result of serious social dislocation. To mitigate these dislocations, the German government subsidizes RAG to support the process of structural change in the coal mining regions. For example, RAG Bildung is a RAG entity that provides pre-vocational training, apprenticeship opportunities, occupational retraining, job training and career counseling. It employs 950 trainers at 40 training centers and administers approximately 2000 on-the-job training positions that are financed by grants from state and federal governments. From 1958 to the end of 1990, during which time the number of employees in the German coal mining industry dropped from 607,000 to 130,000, not one miner was discharged via the unemployment office. Any profits made by RAG businesses other than German mining will, for the foreseeable future, be used to reduce government subsidization.

     E.ON also should be permitted to retain its interest in RAG because that interest is analogous to so-called "good citizen" investments, which the Commission has approved under Section 9(c)(3) and Rule 40(a)(5). See, e.g., WPL Holdings, Holding Co. Act Release No. 26856 (Apt. 14, 1998) (permitting retention of 54.55% interest in a company organized to promote local economic development); Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000) (allowing retention of interest in local development company); Georgia Power Co., Holding Co. Act Release No. 25949 (Dec. 15, 1993) (allowing investment in limited partnership formed to provide venture capital to high-technology companies); Hope Gas, Inc., Holding Co. Act Release No. 25739 (Jan. 26, 1993) (allowing investment in venture capital partnership designed to provide venture capital to local businesses); The Potomac Edison Co., Holding Co. Act Release No. 25312 (May 14, 1991) (permitting investment in for-profit, economic development corporation created to stimulate and promote growth and retain jobs); Consol. Natural Gas Co., Holding Company Act Release No. 23799 (Aug. 20,
1985) (authorizing registered holding company to - acquire a partnership interest in a nonprofit

--------------
     33 STEAG AG, which was founded as Steinkohle-Elektrizitat-Aktiengesellschaft, is principally involved in constructing and operating power plants. Rutgers began as a coal-tar and coal-tar derivatives business and is now a chemical and plastics company. RAG Saarberg AG, which originally held Saarland coal mines, operates power plants, provides heating and water service, distributes mineral oil, manufactures rubber products and provides coal mining technical services and environmental services. RAG Immobilien handles RAG's real estate holdings, which are principally used for operations and (both historically and today) employee housing. In addition, RAG has "service companies" that provide training, data processing services and insurance. RAG also owns 18% of Ruhrgas, a gas utility discussed further below. STEAG and Ruttgers have U.S. operations in the manufacturing and plastics industries, but neither holds any U.S. utility interests. In addition, RAG's coal operations have expanded geographically. While RAG produces coal principally in Germany, it now also has substantial working mines in the U.S. and Australia.

partnership to encourage and finance local high risk entrepreneurial ventures); The Connecticut Light & Power Co., Holding Company Act Release No. 17136 (May 20, 1971) (authorizing acquisition of long-term notes of nonprofit development corporation.); 17 C.F.R. ss. 250.40(a)(5) (allowing investments in securities of certain "local enterprises" which promote industry and development in the service territory of the registered holding company system).

     Because RAG is not controlled by E.ON and it is not necessary or appropriate in the public interest or for the protection of investors or consumers that RAG be subject to the obligations, duties and liabilities imposed under the Act upon subsidiary companies of holding companies, the Commission should find under Section 2(a)(8) of the Act that RAG is not a subsidiary of E.ON. Under Section 2(a)(8)(B), the Commission, upon application, shall by order declare that a company is not a subsidiary company of a specified holding company under clause (A) if the Commission finds that:

               (i) the applicant is not controlled, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) either through one or more intermediary persons or by any means or devise whatsoever,

               (ii) the applicant is not an intermediary company through which such control of another company is exercised, and

               (iii) the management or policies of the applicant are not subject to a controlling influence, directly or indirectly, by such holding company (either alone or pursuant to an arrangement or understanding with one or more other persons) so as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the applicant be subject to the obligations, duties and liabilities imposed in this title upon subsidiary companies of holding companies.

     As demonstrated above, RAG is not controlled directly or indirectly by E.ON. E.ON's Supervisory Board seats do not give it control because the powers of the Supervisory Board are narrowly limited under German law and also because other RAG shareholders have a significant presence on the Supervisory Board./34/ E.ON also does not control RAG pursuant to an arrangement or understanding with one or more other persons. RAG is not an intermediary company through which E.ON exercises control of other companies. Lastly, because RAG is not a public utility company or a company that controls public utility companies in the U.S., even if the Commission found that E.ON exerted an influence on RAG through its representation on the Supervisory Board, it should find that such influence would not be such that it would be necessary or appropriate in the public interest or for the protection of investors or consumers that RAG be subject to the obligations, duties and liabilities imposed under the Act upon subsidiary companies of holding companies.

--------------
     34 See e.g., Cinergy Corp., Holding Co. Act Release No. 26362 (August 25,
1995) (holding that U.S. Energy Partners, a gas marketing partnership in which a Cinergy subsidiary held a one-third interest, was not a subsidiary under the
Act).

     In an effort to further mitigate any concern that the Commission may have over E.ON's ownership interest in RAG, E.ON will undertake to advise the Commission annually in its report on Form U5S of any changes in the current attributes of its ownership interest in RAG (e.g., inability to receive dividends) and to not increase, directly or indirectly, its investment in RAG without prior approval of the SEC.

          2.   Powergen's Nonutility Businesses

     The nonutility businesses of Powergen and the LG&E Energy Group are retainable under the Powergen Order.35 The business of each of these subsidiaries and the basis for their retention was set forth in detail in Exhibit F-1.2 and Exhibit F-2.2 to File No 70-9671. Attached as Exhibit G-2 is a list of the non-utility subsidiaries of Powergen and the basis of their retention as approved in the Powergen Order, and a list of the non-utility subsidiaries of Powergen that commenced operations after the Powergen Order and the basis of their retention.

     In the event that the Applicants seek to reactivate any inactive company after completion of the Acquisition, the Applicants will file a post-effective amendment seeking authority to engage in the proposed activities if such authorization is required under the Act.

--------------
     35 In the Powergen Order the Commission reserved jurisdiction over the retention pursuant to Section 11(b)(1) of the Act of the following companies:
CRC-Evans International, Inc.; CRC-Evans Pipeline International, Inc.; CRC-Key, Inc.; CRC-Evans B.V.; CRC-Evans Canada Ltd.; PIH Holdings Ltd.; and Pipeline Induction Head Ltd. The Applicants will take appropriate steps to divest these companies within three years after the date of the order in that proceeding.

     H.   EWG/FUCO-Related Financings/36/

     Applicants seek authorization (i) to retain existing investments in foreign utility and energy-related businesses; (ii) to invest the proceeds from divestitures (including any divestitures occurring since the June 2000 VEBA-VIAG merger, as well as future divestitures), which may total approximately $35 billion, in FUCO activities without including those investments in E.ON's Aggregate Investment Limitation (as defined below); and (iii) to enter into transactions to finance additional investments in EWGs and FUCOs in an amount up to $25 billion (the "Aggregate Investment Limitation"), which is approximately equal to 200% of E.ON's consolidated retained earnings as of December 31, 2000, on a pro forma basis reflecting the Acquisition, determined in accordance with U.S. GAAP./37/ The authorization requested in (ii), above, would also include the flexibility for E.ON to issue and sell securities to finance EWG and FUCO investments pending the receipt of divestiture proceeds ("Bridge Loans"), provided that upon the receipt of such proceeds the Bridge Loans or securities with an equivalent principal amount are retired, redeemed or otherwise paid down such that the aggregate EWG and FUCO investment under the authorization requested in (ii) does not exceed the cash proceeds from divestitures.

     1.   Retention of Existing Foreign Utility and Energy-related Businesses

     E.ON will join the other existing non-U.S. registered holding companies as a registered holding company with significant foreign investments and operating experience in foreign markets. As of December 31, 2000, E.ON had an "aggregate investment," as the term is defined in Rule 53(a) under the Act, in EWGs and FUCOs of $6.009 billion./38/ This investment represents 44% of E.ON's pro forma consolidated retained earnings of $13.805 billion as of December 31, 2000, as adjusted for the Acquisition and determined in accordance with U.S. GAAP.

     Due to E.ON's history as a significant operator and investor in foreign utility companies at the time that it will become a registered holding company, a forward-looking view of the appropriate level of investment in EWGs and FUCOs is most valuable in determining whether the additional investments proposed in this Application will have a substantial adverse effect upon the financial integrity of the registered holding company system. This approach is consistent with the Commission's position in the National Grid Order and the Powergen Order. Thus, E.ON should be permitted to retain its existing foreign utility and energy-related businesses and should not be required to include such investment in the calculation of the Aggregate Investment Limitation.

--------------
     36 For purposes of this analysis, FUCOs is deemed to include all foreign businesses which qualify for FUCO-status, but for the fact that the appropriate notice has not yet been provided to the Commission. E.ON intends to provide all such notices to the Commission at the time of the consummation of the Acquisition.

     37 E.ON's pro forma consolidated retained earnings would be $13.805 billion as of December 31, 2000.

     38 E.ON's aggregate investment in E.ON Energie reflects the book value of E.ON's investment, including loans, in E.ON Energie as of December 31, 2000. The profit and loss transfer agreement between E.ON and E.ON Energie that automates the transfer of profits as well as the balancing of losses between the companies will be terminated one year after closing. This agreement is disregarded for purposes of calculating the aggregate investment.

          2. Reinvestment of Proceeds from the Divestiture of Nonutility Businesses.

     As discussed above, E.ON proposes to divest significant non-utility, non-FUCO assets. See also Exhibit G-1. E.ON requests authorization to reinvest the proceeds of such divestitures in eligible FUCO assets, without including such investment in the calculation of the Aggregate Investment Limitation. Eligible FUCO assets include non-U.S. electric and gas utilities as well as energy-related and other functionally related activities such as water utility assets.

     E.ON should not be penalized because of the unique requirements of German law. If the TBD Subsidiaries were held within a FUCO group of companies, the FUCO could invest the divestiture proceeds in FUCO activities without affecting E.ON's aggregate investment in EWGs and FUCOs. E.ON cannot take advantage of this structure, however, due to the particulars of German corporate law. German law effectively prevents E.ON from transferring these businesses under a holding company that could provide a FUCO "umbrella" exemption. We believe that FUCO investments made with the divestiture proceeds should nonetheless be excluded from E.ON's calculation of the Aggregate Investment Limitation, because such additional investments do not involve any additional commitment by E.ON to its non-U.S. businesses. Rather, the substance of the transactions is the Euro-for-Euro substitution of utility or energy-related investments for non-utility investments.

     Unlike the FUCO investments of U.S. holding companies, no part of the capital currently invested in E.ON's FUCO and non-utility operations was derived, directly or indirectly, from U.S. ratepayers. Furthermore, because the investments will be made using the proceeds from the divestiture of non-core businesses, not with cash derived from U.S. operations, the investments will not create pressure to recover funds from U.S. ratepayers. In any event, E.ON will commit not to seek to recover any FUCO losses from the Utility Subsidiaries or their customers.

     Because the timing of the receipt of divestiture proceeds will not always coincide with the opportunity to invest in additional EWG or FUCO assets, the authorization requested to reinvest divestiture proceeds would also include flexibility for E.ON to enter into bridge financing arrangements, i.e., Bridge Loans, so that attractive investment opportunities could be pursued pending the ultimate receipt of divestiture proceeds. When the divestiture proceeds are received by E.ON it would retire, redeem or otherwise pay down the Bridge Loans or securities with an equivalent principal amount, so that the aggregate EWG and FUCO investment made by E.ON under the authorization to reinvest divestiture proceeds does not, in fact, exceed the proceeds from the divestitures.

          3.   Additional Investments in EWGs/FUCOs

     Applicants request authorization to finance additional EWG/FUCO investments in an aggregate amount at any time up to the Aggregate Investment Limitation, in addition to E.ON's existing investments and the reinvestment of the proceeds of divestitures. Such financings/39/ may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO.

--------------
     39 The specific types of financings are addressed in the Financing Application.

     E.ON's diversified multi-utility portfolio enhances the stability of its energy division by reducing the risk of any one operation. E.ON has substantial experience and expertise in managing a multi-utility portfolio, as reflected in its earnings from its foreign utility operations. Further, E.ON subjects its potential FUCO investments to careful scrutiny to minimize the risks associated with such investments. This risk review and management process accords with that outlined in the Commission's February 7, 2001 proposed rulemaking on foreign utility companies and with the practice of registered holding companies that have received similar authorization.

     Following the Acquisition, E.ON will maintain a corporate structure that separates its foreign operations from its U.S. utility operations, insulating the latter from any adverse effects from FUCO investments. The organization of the U.S. utility activities under LG&E Energy as a subsidiary of E.ON or of an Intermediate Company of E.ON reflects E.ON's intent to operate the U.S. utility business in a financially independent manner. Although it may not be possible to organize the non-U.S. operations under a single, distinct holding company structure, as was the case with Powergen, E.ON anticipates that its non-U.S. businesses will be operated financially independently. Nonetheless, under certain circumstances, it may be desirable from time to time for E.ON to provide some investment capital or credit support for its FUCO operations and related acquisitions. Such support may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO. As explained more fully below, these transactions will not have an adverse effect on the financial integrity of the E.ON system, nor will they have an adverse impact on the Utility Subsidiaries, any customers of the Utility Subsidiaries, or the ability of the affected state commissions to protect the Utility Subsidiaries and their customers. In addition, E.ON will commit not to seek to recover any FUCO losses from its Utility Subsidiaries or their customers.

     Furthermore, E.ON will commit to not issuing additional debt securities to finance EWG or FUCO acquisitions if upon original issuance its senior debt obligations are not rated investment grade by at least two of the major rating agencies (i.e., Standard & Poor's Corporation, Fitch Investor Service and Moody's Investor Service) and to maintaining a capital structure in which common equity comprises at least 30% of its consolidated capitalization.

               a.   Compliance with Rule 53

     E.ON is seeking authority to finance after the Acquisition EWG and FUCO investments so long as the additional "aggregate investment" by E.ON in EWGs and FUCOs through April 30, 2005 (the "Authorization Period"), not including E.ON's pre-Acquisition investment and the investment of divestiture proceeds, does not exceed the Aggregate Investment Limitation. Rule 53 provides that, if each of the conditions of paragraph (a) is met, and none of the conditions of paragraph
(b) is applicable, then the Commission may not make certain adverse findings under Sections 6, 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, E.ON will satisfy all of the conditions of Rule 53(a) except for clause (1). As of December 31, 2000, on a pro forma basis to reflect the Acquisition, E.ON's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs and FUCOs would exceed 50% of E.ON's consolidated retained earnings. E.ON's aggregate investment in EWG's and FUCO's as of December 31, 2000 is $6.009 billion. In addition, the combined LG&E Energy Group and Powergen aggregate investment in EWG's and FUCO's as of December 31, 2000 is $1.048 billion. As of December 31, 2000, on a pro forma basis to reflect the Acquisition, E.ON had consolidated retained earnings of $13.805 billion. The combined E.ON, Powergen and LG&E Energy aggregate investment ($7.057 bn) represents approximately 51% of E.ON's pro forma consolidated retained earnings. If E.ON reflects the reinvestment of the expected proceeds from divestitures of approximately $35 billion as aggregate investment, the combined E.ON, Powergen and LG&E Energy aggregate investment ($42.057 bn) would represent approximately 305% of E.ON's pro forma consolidated retained earnings.

     Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

o will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

o will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of the State commissions to protect such subsidiary or customers.

     E.ON notes that the Commission has previously analyzed the requirements of Rule 53(c) in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53. See Southern Co. ("Southern"), Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 26653 (Jan. 24,
1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp. ("Cinergy"), Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company ("AEP"), Holding Co. Act Release No. 26864 (April 27, 1998); and New Century Energies ("NCE"), Holding Co. Act Release No. 26982 (Feb. 26, 1999), Cinergy Corp., Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1.0 billion additional); Entergy Corp., Holding Co. Act Release No. 27184 (June 13, 2000) (aggregate limit of $2.7 billion based on average retained earnings in 1999); KeySpan Corp., Holding Co. Act Release No. 27272 (Nov. 8, 2000); Exelon Corp., Holding Co. Act Release No. 27296 (Dec. 8, 2000) (aggregate investment of $4.0 billion) (collectively, the "100% Orders"). In each of the 100% Orders, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1). The Commission found that the applicants in each of the 100% Orders had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount in excess of 50% of their respective consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system.

     In addition, in the National Grid Order and the Powergen Order, the Commission concluded that the applicants, each of which had significant existing FUCO investments, made the requisite showing under Rule 53(a), and authorized additional EWG and FUCO investments in an aggregate amount in excess of 50% of its consolidated retained earnings. Similar to the other foreign registered holding companies, E.ON has significant existing FUCO investments and seeks to invest additional amounts in FUCOs and EWGs in an amount in excess of 50% of its consolidated retained earnings.

     Like the other foreign registered holding companies, E.ON is also seeking to demonstrate here its compliance with a rule that was not drafted with foreign registered holding company systems in mind. The premise of Rule 53 is that the issuance of securities to fund foreign investments should not adversely affect the U.S. utility business of a registered holding company or the holding company's financial soundness. By focusing on proposed EWG and FUCO investment as a percentage of the registered holding company's consolidated capitalization, net utility plant, total consolidated assets and market capitalization, the 100% Orders could be read to suggest that only investments that are small in relation to those financial measures are acceptable. The question simplistically stated is: "If the EWG and FUCO investments were lost, would that substantially hurt the holding company and its U.S. utility subsidiaries?" This test is fairly easily met where, as would generally be the case, a U.S. registered holding company has substantially more assets invested in its U.S. utility business than in its EWG or FUCO investments (even when the latter amount to a few billion dollars). E.ON, on the other hand is placed in a "tail wagging the dog" situation by such an interpretation of Rule 53 because it must show that its vastly larger foreign utility assets are insignificant in relation to the LG&E Energy Group and that the loss of such investment could not lead to adverse effects on the Utility Subsidiaries.

     It would be disingenuous to suggest that E.ON's FUCO assets are insignificant. Not only are they significant but they are anticipated to grow consistent with E.ON's strategy of divesting its nonutility businesses to become a leader in the global utility and energy industry. E.ON's focus on growing its energy and utility business in Europe, the U.S. and elsewhere around the world should make E.ON stronger, more diversified (in terms of exposure to the utility business in any one country), more profitable, and more able to develop and implement the best practices in the utility industry. The transformation from a conglomerate, active in many industries, to a pure-play energy and utility company also will improve the focus and responsiveness of E.ON's management to the utility business. These strengths should redound to the benefit of the Utility Subsidiaries. Because it is unrealistic to begin the Rule 53 analysis from the premise that E.ON might suffer a total loss in its FUCO investment, the question under Rule 53 should not be whether a FUCO portfolio or proposed investment amount is too big, but whether history and current practice indicate sound FUCO operations and investment practices and whether there are assurances that unexpected future adversities do not impact U.S. utility subsidiaries of a registered holding company. The discussion below explains why, for E.ON, this is indeed the case.

     E.ON's Financial Soundness

     As described below, the size and market position of E.ON, as well as the financial integrity of the E.ON system, is at least as secure as that of the applicants in the other matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53. Thus, this Application is consistent with the rationale of, and the conclusions reached by the Commission in, prior precedent.

     Each of the requirements of Rule 53(c) are addressed below:

                    (A) The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the E.ON System

     The use of proceeds from the issuance of debt and equity securities of E.ON to make additional investments in EWGs and FUCOs in amounts of up to the Aggregate Investment Limitation, and the issuance of, or provision for, guarantees in connection therewith by E.ON, will not have a "substantial adverse impact" on the financial integrity of the E.ON system. This is demonstrated through analysis of historic trends in E.ON's consolidated capitalization ratios and retained earnings as well as consideration of E.ON's stringent review process for new investments.

                         (1)  Key Financial Ratios/Benchmarks

     As the figures below demonstrate, E.ON developed first as a foreign corporation engaged in the utility business in Germany and throughout Europe and only now will become involved, through the Acquisition, in the U.S. energy industry. As of December 31, 2000, E.ON's aggregate investment in FUCOs (i.e., E.ON Energie and its subsidiaries) was approximately $6.009 billion, or 44% of its pro forma consolidated retained earnings as of such date. On a pro forma basis to reflect the Acquisition and the reinvestment of the estimated proceeds of divestitures in FUCO investments, E.ON's "aggregate investment" in EWGs and FUCOs as of December 30, 2000 would be approximately $42.057 billion, or approximately 305% of E.ON's pro forma consolidated retained earnings at December 31, 2000, calculated in accordance with U.S. GAAP. Additional investments in EWGs and FUCOs in an amount up to the Aggregate Investment Limitation (i.e., $25 billion), would result in total aggregate investment of approximately $67.057 billion, or 486% of E.ON's pro forma consolidated retained earnings at December 31, 2000.

     The reinvestment of divestiture proceeds is only a reallocation of assets from diversified businesses to foreign utilities and energy-related businesses. The Bridge Loans are proposed to be made to accommodate differences in the timing of investment opportunities and divestiture proceeds and are intended to be temporary since they will be repaid with the proceeds of divestitures. The Bridge Loans should, therefore, not be considered to be the issuance of securities for purposes of financing investments in EWGs and FUCOs. For these reasons, the Aggregate Investment Limitation is the only new incremental issuance of securities for purposes of financing investments in EWGs and FUCOs proposed by E.ON. The Aggregate Investment Limitation is the proper focus of the Rule 53 inquiry. This is the type of investment that is most closely analogous to the additional investment authorization sought by U.S. registered holding companies in the 100% Orders and, consequently, the discussion below focuses on E.ON's financial ability to invest this amount and the lack of any adverse effect on the Utility Subsidiaries, customers and the ability of the state commissions to protect the Utility Subsidiaries and their customers.

     Capitalization Ratios. Aggregate investments in FUCOs (as defined in Rule 53(a)) in amounts up to $25 billion on a U.S. GAAP basis as of December 31, 2000 would be a significant commitment of E.ON's capital, based on various key financial ratios but, nevertheless, a commitment consistent with E.ON's existing level of FUCO investment and E.ON's strategy of refocusing its operations on the utility and energy business. The following chart shows how the proposed issuance of securities in an amount up to $25 billion for purposes of EWG and FUCO investments compares to the percentages for the companies that received the 100% Orders and for National Grid and Powergen in the National Grid Order and the Powergen Order.

     For example, as of December 31, 2000, on a pro forma basis reflecting only the Acquisition, investments of $25 billion would be equal to 42.2% of E.ON's total consolidated capitalization ($59.2 billion), 21.4% of total consolidated assets ($117.0 billion), and 56.9% of the market value of E.ON's outstanding common stock ($43.9 billion).

                  Investments in EWGs and FUCOs* as a percentage of:

 Company                 Consolidated       Consolidated Net    Total Consolidated     Market Value of
                         Capitalization     Utility Plant       Assets                 Outstanding Common
                                                                                       Stock
 Southern                16.3%              15.4%               11%                    20.4%
 CSW                     23%                23%                 14%                    31%
 GPU                     24.9%              34.2%               19.4%                  49.8%
 Cinergy                 16%                16%                 11%                    19%
 AEP                     16%                13.8%               9.8%                   18.5%
 NCE                     15.5%              12.9%               9.8%                   13.5%
 Entergy Corp.           18.6%              17.4%               11.7%                  43.8%
 Cinergy 2000/40/        24.3%              24.6%               16.5%                  47.9%
 Exelon 2000/41/         18.9%              23.3%               11.1%                  28.2%
 Keyspan/42/             16.6%              20.9%               11.5%                  29.2%
 Average U.S. Based      19.0%              20.2%               12.6%                  30.1%
 National Grid43         46.6%              N/A                 33.0%                  7.8%
 Powergen44              24.9%              46.4%               21.9%                  58.1%
 Average Non-US Based    35.8%              46.4%               27.5%                  33.0%
 Average of Above        21.8%              22.5%               15.0%                  30.6%
 E.ON (pro forma the      42.2%             N/A                 21.4%                  56.9%
 Acquisition only)
* Assumes investment in EWGs and FUCOs is equal to 100% of consolidated retained earnings or, with respect to National Grid and Powergen, the amount of EWG and
FUCO investment authorized by the Commission.

     The percentages for E.ON listed above are close to the percentages given for National Grid and Powergen but higher than those of U.S.-based registered holding companies. The comparison demonstrates the "tail wagging the dog" problem. E.ON's foreign operations are significant and its proposed FUCO investment is commensurately larger. U.S.-based registered holding companies, in contrast, have been subject to diversification restrictions and have substantially more assets invested in the U.S. utility business than in EWG or FUCO investments.

     It is also worth noting that the full amount of E.ON's proposed $25 billion additional aggregate investment would not be made at once. It will be made over a period of time during which E.ON's consolidated capitalization and retained earnings are likely to grow. For this reason, the percentage comparison presented above is static, one dimensional and of limited value as a predictor of the effect of FUCO investments on the overall financial soundness of the E.ON Group. E.ON's ongoing commitments to follow prudent investment practices and

--------------
     40 Cinergy Corp., supra, Holding Co. Act Release No. 27190 (aggregate limit in EWGs and FUCOs of $1.58 billion consisting of its current investment of $580 million plus $1 billion additional).

     41 Exelon Corp., supra, Holding Company Act Release No. 27266.

     42 KeySpan Corp., supra, Holding Co. Act Release No. 27272.

     43 The National Grid Order.

     44 Powergen Order. In computing investments in EWGs and FUCOs as a percentage of consolidated net utility plant, Powergen included distribution and generation assets subject to U.K. regulation.

to maintain minimum common stock equity levels and investment grade credit ratings will do more to assure its continued financial soundness.

     E.ON's credit rating is currently Aa2/AA by Moody's and Standard & Poor's. E.ON's consolidated capitalization and interest coverage ratios for 2000, on a pro forma basis to reflect the Acquisition, are within industry ranges set by independent debt rating agencies for similarly rated companies, as shown below:

--------------------------------- -------------------------------------------------- ----------------------------
                                  E.ON's Consolidated Debt to Capitalization and     1999 Average Industry
                                  Interest Coverage Ratios for the year ended        Ratios for Similarly Rated
                                  December 31, 2000                                  Investor-Owned Utilities/45/
--------------------------------- -------------------------------------------------- ----------------------------
Total Debt/Capital                                  46.9%                                       52.0%
--------------------------------- -------------------------------------------------- ----------------------------
Pre-Tax Earnings Interest
Coverage/46/                                        5.4x                                        3.0x
--------------------------------- -------------------------------------------------- ----------------------------
Funds from Operations Interest                      3.4x                                        4.0x
Coverage
--------------------------------- -------------------------------------------------- ----------------------------

     As these statistics demonstrate, E.ON will be financially sound post-Acquisition. Further, in the Financing Application, E.ON will commit to maintain its common stock equity (including minority interest) as a percentage of total capitalization, measured on a book value U.S. GAAP basis, at 30% or above. E.ON also will commit to maintain its senior unsecured long-term debt rating at an investment grade level. These commitments will provide the Commission with the assurance that financings for the purpose of funding EWG and FUCO investments would not cause E.ON to become financially unsound.

     Rule 53(b) factors. It is noteworthy that none of the financial conditions described in Rule 53(b) is applicable. First, there has been no bankruptcy of any E.ON subsidiary company "having assets with book value exceeding an amount equal to 10 percent or more of consolidated retained earnings" in which a plan of reorganization has not been confirmed. Second, the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods./47/ Third, in the past fiscal year, E.ON has not reported, on a consolidated basis, operating losses attributable to its direct or indirect investments in FUCOs. E.ON undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

     Other Indicators. Other financial indicators also show the financial strength of E.ON. For example, E.ON's net income for 2000 was $3.352 billion, an increase of $340 million over net income of $3.012 billion for 1999, which was $1.635 billion higher than 1998.

--------------
     45 Source: Standard and Poor's Utility Financial Statistics.

     46 Pre-tax interest coverage was calculated as the ratio of the interest expense of the combined E.ON Powergen group as compared to the combined group EBIT (earnings before net interest income and taxes).

     47 Although Rule 53 specifies quarterly periods, E.ON is not required to prepare accounts with this frequency.

Similarly, E.ON's earnings per share were $5.40 for 2000 as compared to $5.99 for 1999 and $2.75 for 1998. On a pro forma basis to reflect the Acquisition, E.ON's earnings per share are $6.43 per share and its return on equity is 12.8%. E.ON will continue to provide the financial information required by Form 20-F to permit the Commission to monitor the effect of E.ON's EWG and FUCO investments on E.ON's financial condition. E.ON's indicated dividend rate for the year ended December 31, 2000, was $1.27 per share. In comparison to E.ON's earnings per share of $5.40 for the year ended December 31, 2000, the dividend payout ratio is 23.5%. These numbers demonstrate that E.ON is operated conservatively and that much of its earnings are reinvested in operations.

                         (2)  E.ON's Review Process for New Investments

     Another aspect of the Commission's inquiry into the proposed FUCO financing focuses on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, E.ON's successful operation of an international generation, distribution, and supply business indicates that E.ON has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations.

     In addition, E.ON utilizes a stringent review process to assess the risks associated with new investments, including EWGs and FUCOs, to provide a framework for managing investment decisions and to establish minimum requirements for the investment process, so that decisions are made in a consistent, informed and controlled environment.

     The E.ON capital expenditure guidelines ("Capex Guidelines") establish group-wide, uniform valuation criteria and procedures for assessing investments. "Investment" is a generic term covering capital expenditure (i.e., the purchase, manufacture, rental, and leasing of assets), equity investments, and the sale of assets or investments. The Capex Guidelines ensure that the E.ON Group takes a uniform approach to strategy, returns, and risk exposure and allocates its financial resources efficiently. They provide a framework for managing investment decisions and set out minimum requirements for the assessment procedure. The procedure applies to all projects within the E.ON Group with a volume that exceeds the threshold established in the bylaws of the Board of Management, in the division parent company's Articles of Association, or agreed on between E.ON and the divisions.

     Investments are evaluated against a range of criteria, including strategic and financial fit, impact on E.ON Group earnings and financing, and economic measures. Economic measures include dynamic valuation criteria such as discounted cash flows, internal rate of return, and payback period. Investments are assessed on an after tax basis and on the basis of nominal parameters. All investments are assessed against individual hurdle rates. The hurdle rates are the minimum requirement. In order to create value, projects must demonstrate a positive net present value ("NPV") at these discount rates. The hurdle rates are updated and approved by the E.ON Management Board annually.

     A project presentation is required to gain approval for investment. The presentation includes all relevant information that is necessary to understand the project and its strategic, legal, tax, and economic background as well as its profitability, earnings impact, and risk exposure.

     Key factors on the project's profitability (like development of sales volume, of prices, and of margins) are subject to uncertainty. The project presentation therefore also covers scenarios and sensitivity analyses. These analyses illustrate the changes in profitability due to altered key factors. Sensitivity analyses illustrate the changes in profitability due to gradual fluctuations of individual factors. Contingency scenarios, however, describe possible and consistent future developments with changes in several of these factors.

     Post Completion Audits ("PCAs") are presented after the investment has been made, to enable lessons to be learned. PCAs are presented for individual projects with strategic significance and for projects that show significant deviations to the business plan originally presented (for example with regard to cash flows, time schedule). PCAs include a comparison of the planned and the realized initial capital expenditure as well as a comparison of the planned and realized operating cash flows, an updated profitability calculation based on realized cash flows and an updated business plan, information about delays in the time schedule, and a deviation analysis including a description of counteractions to secure the present value and the return originally expected.

               (B) The Proposed Transactions Will Not have an Adverse Impact on Any U.S. Utility Subsidiary, Any Customers of a U.S. Utility Subsidiary, or on the Ability of the State Public Utility Commissions to Protect Such Customers

     E.ON's request for authorization to make additional investments in EWGs and FUCOs after the Acquisition will not have an "adverse impact" on the Utility Subsidiaries, their respective customers, or on the ability of the relevant state commissions to protect the Utility Subsidiaries or their customers. This is well supported by: (i) the insulation of the Utility Subsidiaries and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the Utility Subsidiaries' financial integrity (including ability of the Utility Subsidiaries to issue senior securities); and (iii) the proven effectiveness of the state commission oversight together with the affirmation by the KPSC in its decision regarding the Acquisition, and the expected affirmation of the state commissions of Virginia and Tennessee, that they have the authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective states from adverse impact.

                         (3)  Insulation From Risk

     The investments of E.ON in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which E.ON owns any interest. Any losses that may be incurred by E.ON's EWGs and FUCOs will have no effect on domestic rates of any Utility Subsidiary. E.ON commits not to seek recovery in retail rates of the Utility Subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.


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



     Moreover, to the extent that there may be indirect impacts on the Utility Subsidiaries from E.ON's EWG or FUCO investments through effects on E.ON's capital costs, the state commissions regulating the Utility Subsidiaries can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

     E.ON will comply with the requirements of Rule 53(a)(3) regarding limiting the use of the Utility Subsidiaries' employees to provide services to EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the FUCOs currently held by E.ON will be largely performed by Powergen and E.ON Energie and their respective subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Powergen or E.ON Energie. Accordingly, E.ON's need for the support of personnel provided by the Utility Subsidiaries is expected to be modest. On a going-forward basis, E.ON also will comply with the other conditions of Rule 53(a) providing specific protections to customers of the Utility Subsidiaries and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding the provision of EWG and FUCO-related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

     E.ON's unique development as a group of overseas businesses, however, makes it difficult for E.ON to comply fully with certain of the technical requirements of Rule 53. Specifically, because E.ON has preexisting FUCO operations, it cannot commit to maintain the books and records of its preexisting FUCOs in conformity with U.S. GAAP. Any FUCO acquired directly or indirectly by E.ON subsequent to the issuance of an order in this Application will maintain its financial statements in accordance with U.S. GAAP or reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F.

                         (4)  Financial Integrity of the Utility Subsidiaries

     Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. These facilities will continue after the Acquisition. The Utility Subsidiaries are in good financial health, as indicated by such factors as debt/equity ratios of the Utility Subsidiaries, earnings coverages, and security ratings. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

     Debt/Equity Ratios. Debt (including short-term debt) ratios of the two Utility Subsidiaries are consistent with the industry range for "A" rated electric utilities. The current industry median for "A" rated utilities is approximately 50.5%. See Standard & Poor's Utility Financial Statistics.

Debt as % of Capitalization      12/31/98          12/31/99          12/31/00
LG&E                             44.96%            48.96%            45.2%
KU                               45.79%            44.66%            43.4%

     E.ON commits to maintain the common stock equity ratios of each of LG&E and KU, on an individual basis, at a minimum of 30%.

     Earnings Coverages. The Utility Subsidiaries' ability to issue debt and equity securities in the future depends on their financial strength at the time such securities are issued. To the degree they issue senior secured debt, they must comply with certain coverage requirements designated in their mortgage bond indentures. For the twelve month period ended December 31, 2000, indenture earnings coverages for the Utility Subsidiaries were approximately 6.25x for LG&E and 5.29x for KU, in each case well above the required coverages of 2.0x. Accordingly, the Utility Subsidiaries should have more than adequate earnings coverages to meet their interest expense obligations in the foreseeable future.

     Security Ratings. The Utility Subsidiaries' coverages have generally been within the 3.0x to 5.0x ranges set by the major rating agencies in recent years. The Utility Subsidiaries continue to show adequate financial statistics as measured by the rating agencies.

--------------------------- ------------- ------------ ------------ ------------
LG&E*                       12/31/98      12/31/99     12/31/00     4/9/01
--------------------------- ------------- ------------ ------------ ------------

--------------------------- ------------- ------------ ------------ ------------
Long-Term Corp. Rating      A+            A+           BBB+         BBB+
--------------------------- ------------- ------------ ------------ ------------
Senior Secured Debt         A+            A+           A-           A-
--------------------------- ------------- ------------ ------------ ------------
Senior Unsecured Debt       A             A            BBB          BBB
--------------------------- ------------- ------------ ------------ ------------
Preferred Stock             A             A-           BBB-         BBB-
--------------------------- ------------- ------------ ------------ ------------

--------------------------- ------------- ------------ ------------ ------------
KU*                         12/31/98      12/31/99     12/31/00     4/9/01
--------------------------- ------------- ------------ ------------ ------------

--------------------------- ------------- ------------ ------------ ------------
Long-Term Corp. Rating      A+            A+           BBB+         BBB+
--------------------------- ------------- ------------ ------------ ------------
Senior Secured Debt         AA-           AA-          A-           A-
--------------------------- ------------- ------------ ------------ ------------
Senior Unsecured Debt       n/a           n/a          n/a          n/a
--------------------------- ------------- ------------ ------------ ------------
Preferred Stock             A+            A-           BBB-         BBB-
--------------------------- ------------- ------------ ------------ ------------
* Standard & Poor's

     E.ON does not believe that investments made in EWGs and FUCOs will negatively affect the credit ratings of the Utility Subsidiaries, LG&E and KU.

                         (5)  Utility Subsidiaries' Capital Needs

     Additional investments in EWGs and FUCOs will not have any negative impact on the Utility Subsidiaries' ability to fund operations and growth. Present projections indicate that the Utility Subsidiaries will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings for the next two years. Moreover, due to their credit ratings the Utility Subsidiaries should be able to access the capital markets as needed.


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



     Utility Subsidiaries - Construction Expenditures: actual and projected, including Allowance for Funds Used During Construction ($ million):

                1998        1999       2000       2001       2002
LG&E            $138        $195       $192       $274       $141
KU              $92         $181       $174       $155       $151

     Percent internally generated:
                1998        1999       2000       2001       2002
LG&E            100%        100%       100%       89%        100%
KU              100%        100%       100%       100%       100%

                         (6)  Adequacy of State Commission Oversight

     E.ON believes that the three state commissions having jurisdiction over the Utility Subsidiaries, namely, Kentucky, Virginia, and Tennessee (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions that have reviewed the Acquisition have not raised objections to Powergen's and/or LG&E Energy's current investments in EWGs or FUCOs./48/

     Additionally, E.ON will be subject to reporting requirements at the state level. The Utility Subsidiaries are also subject to audits by the FERC. Such audits have not raised any issue relative to affiliate transactions generally.

     In connection with the Acquisition, it is Applicants' understanding that the Commission will request each of the State Commissions to provide the Commission with a letter certifying that the State Commission has jurisdiction over the respective Utility Subsidiaries and that the State Commission will exercise this authority to protect ratepayers. Such certifications should attest to the adequacy of State Commission oversight.

     Finally, as noted above, the State Commissions will have the authority to make adjustments in a Utility Subsidiary's cost of capital to take into account any negative effect from E.ON's investments in EWGs and FUCOs.

     For all these reasons, the State Commissions will have adequate authority to protect the Utility Subsidiaries' ratepayers from any adverse effect associated with E.ON's investments in EWGs and FUCOs.

               b.   Compliance With Rule 54

     Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered

--------------
     48 Section 33(c)(2) provides that the State Commissions may make recommendations to the Commission regarding a registered holding company's relationships to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.


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



holding company system if the provisions of Rule 53(a), (b), and (c) are satisfied. Since E.ON's pro forma "aggregate investment" in EWGs and FUCOs will exceed 50% of its pro forma consolidated retained earnings, the provision of Rule 54 will not be satisfied. However, to enable the Commission to monitor the impact of transactions for which authority is sought, E.ON proposes to report the following additional information in the semiannual Rule 24 certificates:

     1. A Rule 53(a) computation - a calculation of the ratio of E.ON's aggregate investment in EWGs and FUCOs to E.ON's average consolidated retained earnings (both as determined in accordance with Rule 53(a));

     2. A statement of aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of that semiannual period;

     3. Consolidated capitalization ratios as of the end of that semiannual period;

     4. The market-to-book ratio of E.ON's common stock at the end of that semiannual period;

     5. An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other E.ON subsidiaries; and

     6. A statement of revenues and net income of each of E.ON's EWGs and FUCOs for the twelve months ended as of the end of that semiannual period.

     This information is the same as that required by the Commission with respect to the registered systems that have obtained 100% Orders. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which E.ON and other system companies will require Commission authorization.

     I.   Investments in TBD Subsidiaries

     E.ON has committed to divest the TBD Subsidiaries, which are not consistent with its global pure-play energy and utility strategy, over a 3-5 year period. However, pending such divestitures, it is essential that E.ON be permitted to continue to manage its investment in those businesses as it has done in the past in order to preserve and protect the value of that investment. Any immediate cessation of credit support for or investment in those companies would deprive the companies of the capital they need to maintain their current business lines and manage their ongoing affairs and would result in a definite and immediate diminution of their value, both real and as perceived by the market and potential purchasers.

     This situation is directly analogous to the situation involving the mandated divestiture of Dominion Capital, Inc. by Dominion Resources, Inc., and E.ON seeks similar relief./49/ In this connection, E.ON is willing to agree to restraints on its future investment in the TBD Subsidiaries. E.ON will commit to an aggregate limitation on such investments of $5.5 billion prior to divestiture, which represents less than 10% of the $70 billion annual revenues of these businesses in 2000. E.ON will be guided by normal considerations of prudence and business management in making future investments, up to the $5.5 billion limit. The authority requested is necessary to protect and preserve the value of E.ON's investment in these businesses and to prevent any diminution in the value or the prospects of the business pending divestiture. The requested relief is consistent with Rule 45(b)(4).

     J.   E.ON's Investments in Portfolio Securities

     E.ON Group companies, particularly E.ON Energie, hold significant investments as reserves against long-term liabilities, specifically, pension and -- for E.ON Energie only -- nuclear decommissioning obligations. These investments, which currently total roughly Euro 9 billion ($7.9 bn), include publicly traded common stocks of other companies. While such stocks currently comprise about 50% of the total investment, E.ON is willing to commit that they will comprise no more than 25% of future aggregate net investments. The remaining 50% of the investments is made up of fixed income bonds, including a small portion of non-Euro currency fixed income bonds. Large parts of the investments are held through investment funds. Applicants request that the Commission authorize E.ON and its FUCO and nonutility subsidiaries located in Germany to retain these investments "in the ordinary course of business" of a German company under Section 9(c)(3) of the Act.

     Section 9(c)(3) permits registered holding companies and their subsidiaries to acquire "other securities, within such limitations, as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers." As explained in detail below, investments held by E.ON are appropriate in the ordinary course of business for a German company and will not have a detrimental effect on the protected interests under the Act. E.ON's request is limited to investments by it and its German subsidiaries in connection with reserving against certain identified business liabilities. This practice is in the ordinary course of business for E.ON and its German subsidiaries and is common business practice for all similarly situated German companies. Reserves are also held by E.ON Energie to cover nuclear decommissioning obligations and those held by E.ON and its subsidiaries to support pension obligations.

     E.ON Energie operates a number of nuclear power stations in Germany and Sweden. E.ON Energie and its subsidiaries are required under their respective European accounting principles, especially under German GAAP, to make provision (i.e., set up reserves) for the decommissioning of these facilities. German law does not require that the financial provision made for the decommissioning of nuclear facilities be set aside in a separate segregated fund. In this respect German law is similar to the law of a number of countries outside of the

--------------
     49 See Dominion Resources, Inc., Holding Company Act Release No. 27112 (Dec. 15, 1999) (approving future investments of up to $1.6 billion in businesses which Dominion Resources had committed to divest within three years).

U.S., including England, Canada, Denmark, France and Portugal./50/ However, under German law and accounting standards, E.ON is required to establish and show these provisions in its financial statements.

     In a number of jurisdictions, including the U.S., investment in equity securities is recognized as being a prudent investment policy for nuclear decommissioning funds, given that the time periods over which the decommissioning costs may be incurred may be as long as 80 to 150 years and equity returns are not particularly volatile when viewed over such long time periods. Indeed, the U.S. Nuclear Regulatory Commission ("NRC") does not prohibit external decommissioning trusts from being invested in common stocks; instead, NRC guidance indicates that speculative issues (e.g., stocks of companies with limited operating history or that have low "safety" rankings from rating agencies) should be avoided and that a licensee's own stock, as well as those of other power reactor licensees, are inappropriate./51/ Accordingly, a number of U.S. utilities have invested a portion of such trust funds in common stocks./52/

     It is reasonable to conclude, therefore, that investment in common stocks of amounts set aside by E.ON Energie to meet part or all of the costs of decommissioning of its nuclear facilities is entirely appropriate and in the ordinary course of its business. Such investments are clearly for the purpose of meeting nuclear power station decommissioning obligations and are functionally related to the utility business. The investments are not for speculative purposes or for the independent purpose of engaging in the investment management business. E.ON Energie's investments are made in accordance with applicable law in the jurisdiction which regulates its nuclear activities. The investments represent a prudent business practice which contribute to the overall financial soundness of the E.ON Group because they assist in protecting E.ON's other assets from being burdened by the costs of decommissioning. The investments are appropriate because investment in common stocks is a practice that is accepted by the NRC and that is employed by U.S. utility companies.

     E.ON and its affiliates also have invested in equity securities to fund employee benefit obligations. As with nuclear decommissioning obligations, it has not been customary in Germany for corporations to establish segregated funds to meet liabilities to pay pensions and other employee benefits. U.S. law, on the other hand, provides for the establishment of segregated funds to meet pension obligations of U.S. corporations. However, U.S. public utility holding companies that do business in parts of the world which do not recognize such segregated funds would find themselves faced with the same requirement as E.ON to make financial provision to meet pension and other employee benefit liabilities. To make such investments to

--------------
     50 See the European Commission's publication "Nuclear Safety and the
Environment: Schemes for Financing Radioactive Waste Storage and Disposal"(EUR 18185 EN, 1999) for a survey of the regimes for funding decommissioning of nuclear facilities in a variety of jurisdictions.

     51 See the Nuclear Regulatory Commission's "Standard Review Plan on Power Reactor Licensee Financial Qualifications and Decommissioning Funding Assurance" (NUREG-SR1577r1) and Regulatory Guide 1.159.

     52 See, e.g., Form 10-K of Duke Energy Corp. filed on April 2, 2001, under "Management's Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Capital Resources - Equity Price Risk" ("Duke Energy maintains trust funds, as required by the Nuclear Regulatory Commission, to fund certain costs of nuclear decommissioning. (See Note 11 to the Consolidated Financial Statements.) As of December 31, 2000 and 1999, these funds were invested primarily in domestic and international equity securities, fixed-rate, fixed-income securities and cash and cash equivalents.").

fund future liabilities is prudent business practice and in the ordinary course of business. Where a substantial proportion of the employees to which the liabilities relate are not yet near retirement, it also would be normal prudent business practice to invest a significant portion of the overall investment in equity securities./53/ German law does not require and German companies including E.ON do not in practice segregate the investments/funds they hold with respect to these kinds of liabilities (i.e., nuclear decommissioning and pension liabilities). To ensure that the relief requested is appropriately matched to a continuing need in the ordinary course of business, E.ON proposes to make equity investments for the purposes of funding future employee benefit and nuclear decommissioning expenditures only if, at the time of investment, the actuarial value of the prospective obligations exceeds the aggregate of the investments that will be held by E.ON immediately after the investment has been made. Further, E.ON will not accumulate an affiliate interest in the equity of any company purchased to fund the reserves. During the year 2002, E.ON will divest shares held in companies in which E.ON holds an affiliate interest to reduce that interest below 5%, unless market conditions do not permit the orderly disposal of such interest at reasonable price within that period. Furthermore, on a going forward basis, E.ON's additional net investments in its reserves will be limited to 25% common stocks.54 E.ON's annual report on Form U5S will include a statement reconciling the reserve investments with the related long-term liabilities that indicates the asset class breakdown of the reserves. The proposed relief is therefore narrowly designed to allow E.ON to continue its historical practice of maintaining reserves to support its long-term liabilities. E.ON expects at the present time to make investments in accordance with the forgoing conditions to fund employee benefits and nuclear decommissioning obligations. To the extent investments are made to fund other obligations, E.ON will describe such obligations as part of its statement in its Form U5S reconciling the reserve investments with the related long-term liabilities.

     K.   Intrasystem Provision of Services

          1.   LG&E Services and the LG&E Energy Group

     After the Acquisition, LG&E Energy Services Inc. ("LG&E Services"), which was previously approved by the Commission as meeting the requirements of Section 13(b) of the Act in the Powergen Order, will continue to provide services to the members of the LG&E Energy Group. Except as otherwise described in this Application, the operation of LG&E Services will be in conformity with the authorization granted in the Powergen Order. A revised form of service agreement and policies and procedures manual is included as Exhibit J-1 to the Application.

--------------
     53 To underscore the prudent nature of such investments, we note that the average yield of E.ON's long-term investments during 1998-2000 was about 9.5%, whereas the average yield of money market investments during the same period was roughly 4%. Thus, if E.ON were restricted to money market investments, it would lose the 5.5% spread between these figures, which we estimate would amount to a loss of roughly Euro 500 million ($440 mm) annually on its current investments.

     54 This limit will be applied over the course of E.ON's fiscal year and will be based on the value of the investments at the time they were made.


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          2.   Services provided by Powergen Group and E.ON Group

     It is intended that after the Acquisition Powergen and members of the Powergen UK Group will continue to provide services to the LG&E Energy Group. For example, members of the Powergen UK Group will provide management services in the areas of internal audit, tax and treasury and consultation regarding engineering, research and development projects and transmission best practices. It is also expected that E.ON and other members of the E.ON Group, especially E.ON Energie, will provide services to LG&E Services and other members of the LG&E Energy Group after the Acquisition./55/ Those services would generally be limited to high-level management, administrative and technical services.

     E.ON does not plan immediately to allocate to or charge the LG&E Energy Group for any general overhead costs incurred at the E.ON or Powergen level. Costs for general administrative services relating to corporate-wide objectives, policies and activities incurred by E.ON, including costs of senior management, shareholder services, investor relations, corporate affairs, strategic planning and business development are under consideration and may be charged in the future. At such time as E.ON develops a plan for the allocation of overhead and other general administrative costs to the LG&E Energy Group and the allocation methods it proposes to use to charge for such services, E.ON will provide the Commission with a 60-Day letter stating such specific plan. Until the end of the 60-day period after submission of such letter to the Commission, the LG&E Energy Group will not be charged for such services. In addition, charges for costs associated with future mergers and acquisitions may be allocated to LG&E Energy and/or to Powergen System companies, but not to the other LG&E Energy Group companies.

     To the extent that costs for services provided by members of the Powergen Group or the E.ON Group can be attributed to a specific member of the LG&E Energy Group, such member will be directly charged such cost. The costs for such service will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. The service provider will use appropriate policies and procedures to assure that all costs are identified and attributed to particular projects, programs or work orders for purposes of direct cost allocation. As required by Rule 91 under the 1935 Act, the costs allocated across the businesses served by any such service provider will as far as possible represent the total true cost of providing the corporate service. The costs considered in the allocation will include: (1) total payroll and associated costs; (2) materials and consumable costs; (3) building and facilities costs; (4) IS infrastructure costs; and (5) other departmental costs. Records related to services provided by any service provider to the LG&E Energy Group companies will be made available to the Commission staff for review.

     To the extent that any services cannot be directly attributed to a specific LG&E Energy Group company, members of the LG&E Energy Group will pay a share of the costs of services that benefit them. The portion of the costs attributable to the LG&E Energy Group companies will be determined using measures that reflect the relevant contribution and size of the individual businesses. With respect to costs incurred at the Powergen level, allocation of group costs will use four measures (revenues, operating profit, employee numbers and net assets)

--------------
     55 It is not expected that significant services or goods would be provided by other members of the E.ON Group to LG&E Services or other companies in the LG&E Energy Group.


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



and allocates the group costs equally across the four. Revenues are adjusted to exclude the income resulting from sales of purchased power within LG&E Energy Group. Powergen will use figures from the latest published accounts to calculate the percentage of revenues, operating profit, employee numbers and net assets on an annualized basis, and these four percentages will be averaged to calculate the group allocation.

     LG&E Services will generally act as the gatekeeper or coordinator for services flowing to and from the LG&E Energy Group. Applicants expect that the majority of costs billed by members of the Powergen System to the LG&E Energy Group will be paid initially by LG&E Services which will then charge the appropriate service recipient. LG&E Services will allocate the costs of service among the LG&E Energy Group using one of several methods. The method of cost allocation varies based on the department rendering the service. The cost allocation methods used by LG&E Energy Services are described in Exhibit B-2.2 in File No. 70-9671.

     Except as otherwise authorized by the Commission, all services provided by members of the E.ON Group and/or the Powergen UK Group to LG&E Services and the other members of the LG&E Energy Group will be billed at cost and pursuant to fair allocation methods, in accordance with Section 13 of the Act and the rules thereunder. If a service provider provides services for the benefit of a specific LG&E Energy company, the charge applicable to that company will be specifically identified in the invoice. Otherwise, the service provider's charges will be allocated to individual LG&E Energy companies through LG&E Services' allocation procedures.

          3.   Exemptions for Transactions with Non-utility Companies

     As it does currently, after the Acquisition E.ON will provide services to its FUCO subsidiaries, E.ON Energie, Ruhrgas and Powergen, and its nonutility subsidiaries outside the LG&E Energy Group. Except to the extent otherwise authorized by the Commission, such services will be provided at cost. E.ON requests an exemption from Section 13(a) of the Act to permit it to provide such services. Due to the limited amount and nature of services that would flow from E.ON to the LG&E Energy Group, it would be unduly burdensome to require the E.ON Group to form an additional service company. A separate subsidiary service company located in Germany that would service only E.ON's non-LG&E Energy Group associate companies would also introduce additional complexity into the E.ON system and provide no benefit to the protected interests under the Act. Such a service company also would not serve the purposes of the Act to protect a registered holding company's public utility subsidiaries and their customers from abusive affiliate transactions. This policy objective is already served by LG&E Services.

     Each member of the E.ON Group, the Powergen UK Group and the LG&E Energy Group (including LG&E Services) requests authorization under Section 13(b) of the Act to provide services and sell goods to non-utility companies in the LG&E Energy Group, the Powergen UK Group and the E.ON Group, at fair market prices determined without regard to cost, and requests an exemption under Section 13(b) of the Act from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

     (1) a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States.

     (2) an EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not a public utility company in the LG&E Energy Group;

     (3) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not directly for resale, and/or (b) to an electric utility company other than a public utility in the LG&E Energy Group at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

     (4) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a public utility company in the LG&E Energy Group;

     (5) a subsidiary engaged in Rule 58 activities or any other non-utility subsidiary that (a) is partially owned by a member of the LG&E Energy Group, the Powergen UK Group or the E.ON Group, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the non-utility subsidiaries described in clauses (1) through (4) immediately above, or (c) does not derive any part of its income from a public-utility company within the LG&E Energy Group.

See Energy East Corporation Holding Company Act Release No. 27228 (Sep. 12,
2000), and Powergen plc Holding Company Act Release No. 27291 (Dec. 6, 2000).

          4.   Interaction with Other Regulatory Agencies

     E.ON is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving the LG&E Energy subsidiaries that are public utilities under the Federal Power Act. In connection with the requested FERC authorization, the applicants in that matter have committed "to be subject to the [FERC's] policy on intra-corporate transactions with respect to any transaction involving the sale of non-power goods and services between or among any of the LG&E Companies and E.ON or any of its subsidiary or affiliated companies." See FERC Application, included as Exhibit C-5. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.


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



     The Applicants recognize that, unless exempt, transactions among E.ON's associate companies and other companies in the holding company system will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. Section 13(b) generally requires that affiliate transactions involving system utilities be "at cost, fairly or equitably allocated among such companies." See also Rule 90. Nonetheless, E.ON believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to E.ON.

     On this basis, the applicants believe that E.ON will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order.56

     Section 6 of the Service Agreement contains language that clarifies the scope of the jurisdiction of the Kentucky Commission and the Virginia Commission, as follows:

     Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Kentucky Public Service Commission, or the Virginia State Corporation Commission which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by LG&E or KU in or as a result of a contract, agreement, arrangement, or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation: (1) has itself been filed with or approved by the SEC or (2) was incurred pursuant to a contract, agreement, or allocation method which was filed with or approved by the SEC.

     As noted above, Applicants recognize that affiliate transactions among the member companies of the E.ON system will be subject to the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. Applicants do not believe that the above-quoted language in Section 6 of the Service Agreement is in conflict with the Commission's jurisdiction under the Act. However, in the event that a state commission were to take action that would preclude LG&E, KU or an affiliate from providing a service in compliance with Section 13(b) of the Act or the Commission rules thereunder, Applicants will cause the utility or affiliate to cease rendering the service until the dispute can be resolved.

--------------
     56 Under circumstances of divergent cost and market prices such that both the FERC and SEC pricing standards could not be reconciled if the transaction was performed, E.ON will comply by refraining from performing the affected service, sales or construction contract.


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



          5.   Restriction on Amendments

     No change in the organization of LG&E Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until LG&E Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify LG&E Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until LG&E Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     L.   E.ON's Water Operations

     E.ON's Water Operations are Related to and Integrated With its Foreign Electric and Gas Utility Businesses and Should Be Retainable Under Section 33 of the Act.

     As part of E.ON's strategy to become a global pure-play utility and to focus on its core energy/utility business, E.ON is committed to retain and expand its multi-utility business, which under prevailing European industry practice, includes not only electric and gas service but also water, waste management and other services. In Germany and in many other parts of Europe - and from the perspective of local utility regulators - it is typical for a utility to offer such a complement of services. For example, privatized utility functions that E.ON has acquired from municipalities have often included electric, gas, heat and water as part of a bundled service. Acquiring water operations can also provide an entree into the electric and gas businesses.

     E.ON Energie's principal water-related activities are centered in the German stock exchange-listed company Gelsenwasser, which also provides gas-utility services. After purchasing RWE's 28.1% equity interest in Gelsenwasser in January 2001, E.ON Energie holds an 80.5% equity interest through its wholly owned subsidiary E.ON Aqua GmbH. Though water deliveries decreased 3.5% to 238.5 million cubic meters in 2000, Gelsenwasser is still the largest privately held water utility in Germany (based on volume of water deliveries).

     E.ON Energie also holds stakes in various regional electricity and gas distributors and in municipal utilities ("Stadtwerke"). Therefore, its ability to select which utility services to provide is often limited. E.ON Energie's water, heating, engineering and waste management services are closely tied to its local utility operations. They not only provide synergies but in most cases share facilities and customers. The context in which E.ON acquired these operations underscores how integral they are to the utility service expected by E.ON's European customers. For historical and political reasons E.ON Energie rarely owns 100% of the regional utilities or Stadtwerke. E.ON's expansion of its electric and gas business through the acquisition of regional utilities and Stadtwerke brought with it other services that these companies traditionally provided, including water, heating, waste management and other services./57/ Continued provision

--------------
     57 In this regard, the situation is similar to that presented in Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (March 20, 1953) in which the Commission did not preclude Middle South from continuing to provide bus service within New Orleans.


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



of those services was typically a condition of acquiring the electric and gas operations. Indeed, the continuing shareholdings of counties, municipalities and other local shareholders in their former Stadtwerke or regional utilities serve to ensure that municipal and regional customers will continue to have those services available and enjoy the efficiencies of integrated service.

     E.ON is not unique in providing multi-utility service. For example, 64% of gas distribution in Germany is provided by companies that also provide water services. This allows a high degree of cost savings in operations, maintenance, customer care, billing and sales. Operations and maintenance are performed by skilled craftsmen who have to study both gas and water installations. For this reason, the integration of electricity, gas and water services has been increasing in Germany and many other European countries, such as Austria and Italy. The three businesses require many of the same skills to deliver an essential commodity to residential and industrial customers in an economical and efficient manner. All three businesses require operating and maintaining infrastructure assets that deliver the commodity directly to the customer, measure and meter the amount delivered and bill and collect revenues. There is also consumer demand for such integration, as many European customers are used to receiving multiple utility services from one source.

     Given the historical development of this linkage through traditional municipal and regional services and labor training practices, E.ON could not readily split its water services from the gas and electricity business. The interests of other shareholders in Stadtwerke and regional utilities, including the municipalities and other local authorities themselves, also prevent such a separation, particularly where such shareholders are capable of blocking corporate actions.

     In 2000, E.ON Energie had total revenues of approximately Euro 11 billion ($9.7 bn). Gas and electricity revenues (including district heating) accounted for 89% of these revenues. Of the remaining revenues, 2% were attributable to water activities and 9% were derived from other sales. Retention of the water interests also is consistent with the Commission's decision in WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998), in that there is an overlap in service territories between the water and other utility operations and, further, the water and gas or electric operations have long been under common ownership.

     It should be noted that Section 33(a)(3) of the Act, which defines the term "foreign utility company," does not by its terms or in any way, limit the type or extent of the types of businesses in which a FUCO or its subsidiaries may engage. By contrast, Section 32(a)(1) of the Act, which defines the term "exempt wholesale generator" ("EWG") and was also enacted with FUCOs as part of the Energy Policy Act of 1992 ("EPACT"), expressly requires an EWG to be engaged exclusively in the business of owning and/or operating certain types of utility facilities and selling electricity at wholesale. It seems apparent to Applicants from the legislative history of EPACT that Congress did not intend to place any limitations on the activities of a FUCO. Applicants are not seeking in this Application for the Commission to define all of the parameters of investments by FUCOs in non-utility businesses. This is demonstrated by E.ON's commitment to sell the TBD Subsidiaries. E.ON believes however, that its water utility business conforms to the "other businesses" standards of the Act as held by the Commission. E.ON's water utility activities will not be detrimental to the public interest or the interests of investors. Rather, as shown above, such business is beneficial to investors, consumers and the public at large at least to the same extent as was present in WPL Holdings, supra.

     Finally, the original framers of the Act appear to have contemplated the possibility that a water company could be a nonutility subsidiary in a registered holding company system. Rule 49 of the Act provides an exemption from
Section 9(a) of the Act, under specific circumstances, for the acquisition of the securities of a water company, without prior Commission approval. Rule 49 provides in pertinent part that:

     (a) Companies Exempted. - The exemptions provided by this section shall apply to any subsidiary of a registered holding company which subsidiary is not-

          (1)  A holding company,

          (2)  A public utility company,

          (3) A company engaged in the business of performing services or construction for or selling goods to associate holding or public utility companies, or

          (4)  A company controlling, directly or indirectly, any company specified in paragraphs (a) (1) to (3) of this section. . . .

     (d) Exemption from section 9(a).

          (2) Any such subsidiary company which is subject to regulation as a water, telephone, common carrier or other public service company, under the laws of the State in which it operates, shall be exempt from section 9(a) of the Act with respect to any acquisition expressly authorized by the State Commission of such State provided that such acquisition does not include utility assets, securities of a public utility or holding company, or any other interest in any class of business other than that in which such public service company is engaged.

     Rule 49 has been amended as recently as 1994 and neither the SEC staff nor the commenters to the proposed amendment to the rule voiced any concerns regarding the Rule 49(d)(2) self-executing exemption regarding the acquisition of the securities of a water company without prior SEC approval. In addition, Rule 82 of the 1935 Act even allows for an exemption to the at cost provisions of Section 13 for the performance of services or the sale of goods relating to the sale of water by such company. The enactment in 1935 of Rule 49 demonstrates that the retention of water properties was not one of the evils that the Act was intended to prohibit. To the contrary, under the right set of circumstances, the Act intended that the acquisition of U.S. water properties by registered holding companies would not require SEC authorization. Therefore, it seems reasonable to conclude that the acquisition of or the retention of water properties by a FUCO, which by definition is not a holding company, public utility company or a service company in a registered holding company system, and which derives no part of its income from U.S. utility companies, is that much more removed from regulation under the Act.

     For all these reasons, E.ON requests authorization to continue to own and acquire water businesses in the context of its FUCO operations.

     M.   Reporting Requirements

     It is proposed that E.ON's reporting under the 1934 Act and the 1933 Act be integrated with reports under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and E.ON. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificate would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

     Under German law, E.ON must prepare and publish consolidated financial information at least semi-annually. Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of required financial reporting required in Germany. The Rule 24 certificates will be provided to the Commission within 180 days after the end of E.ON's fiscal year and within 60 days of the end of its second fiscal quarter and will contain paper copies of E.ON's filings of Form 20-F and reports to shareholders. The semiannual reports provided to the Commission in Rule 24 filings under this Application shall be organized so that all columns showing amounts in Euros in financial statements or tables are accompanied by parallel columns showing U.S. dollar amounts.

     The Applicants will file Form U5S annually within 180 days of the close of E.ON's fiscal year. In addition, as required by the 1934 Act and the 1933 Act, respectively, E.ON will file Form 20-F and reports on Form 6-K containing material announcements as made. To maintain a consistent presentation of financial information, the Applicants propose that the Form U5S filing will contain: (1) U.S. GAAP financial statements for all the LG&E Energy Group companies; and (2) U.S. GAAP financial statements or financial statements in the format required by Form 20-F for (a) E.ON, on a consolidated basis, and (b) any intermediate holding companies. The reporting requirements imposed by the Commission will enable the Commission to oversee the operations of the E.ON companies, including intrasystem transactions. All amounts expressed in Euros shall be converted to U.S. dollars. Form U5S filings will state amounts in U.S. dollars.

     E.ON also will report annually, as a supplement to the Form U5S, service transactions among the E.ON system companies. The report will contain the following information:

     o a narrative description of the services rendered by members of the E.ON Group or the Powergen Group for the LG&E Energy Group, by the members of the LG&E Group for the E.ON Group or the Powergen Group, and by the members of the LG&E Energy Group for each other (other than as reported on Form U-13-60);


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



     o disclosure of the dollar amount of services rendered according to category or department;

     o identification of companies rendering services and recipient companies; and

     o disclosure of the number of LG&E Energy Group employees engaged in rendering services to other E.ON system companies on an annual basis, stated as an absolute and as a percentage of total employees.

     Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of E.ON organized outside the U.S. Due to E.ON's extensive foreign holdings, significant additional work and expense would be required for the holding company to prepare such financial statements in conformity with Regulation S-X.

     The Applicants also will report annually, as a supplement to the Form U-13-60 filed by LG&E Services, service transactions among E.ON system companies (excepting the LG&E Energy Group) and the LG&E Energy Group. The report will contain the following information:

     (a) a narrative description of the services rendered by individual E.ON system companies (excepting the LG&E Energy Group) to the LG&E Energy Group and by the LG&E Energy Group to other E.ON system companies;

     (b) disclosure of dollar amount of services rendered according to category or department;

     (c) identification of companies rendering service and recipient companies, including disclosure of the allocation of services costs among the companies of the LG&E Energy Group; and

     (d) disclosure of the number of LG&E Energy Group employees engaged in rendering services to other E.ON system companies on an annual basis, stated as an absolute and as a percentage of total employees.

Item 4.  Regulatory Approvals

     Any German or European utility regulation affecting E.ON would apply only to its respective German or European operating companies and not to the parent registered holding company; therefore, there is no conflict between the regulatory scheme under the 1935 Act and German regulation. Similarly, U.K. utility regulation affecting Powergen (and E.ON following its acquisition of Powergen) would apply only to its U.K. operating companies and not directly to the parent registered holding company; therefore, there is no conflict between the regulatory scheme under the 1935 Act and U.K. regulation. In addition to the U.S. federal and state approvals described below, the transaction will be reviewed by the European Commission and the U.K. Office of Gas and Electricity Markets.

     The Office of Gas and Electricity Markets will review the Acquisition to determine whether it has any adverse effect on the Powergen Group's licenses under the

Electricity Act 1989 or the Gas Act 1986 as amended by the Gas Act 1995 and subsequent legislation, including the Utilities Act 2000.

     The European Commission will review the Acquisition to determine whether it would result in undue market concentration within the scope of European Council Regulation (EEC) 4064/89 (as amended).

     Set forth below is a summary of the U.S. federal and state regulatory approvals that E.ON and Powergen expect to obtain in connection with the Acquisition.

     A.   Antitrust

     The Acquisition is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. Applicants will file their premerger notifications in the near future.

     B.   Federal Power Act

     Section 203 of the Federal Power Act (the "FPA") provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of Powergen's Utility Subsidiaries, the prior approval of the FERC under FPA
Section 203 is required in order to consummate the Acquisition.

     Under Section 203 of the FPA, the FERC is directed to approve acquisition if it finds that it is "consistent with the public interest." In its review, the FERC generally evaluates: (1) whether the transaction will adversely affect competition; (2) whether the transaction will adversely affect rates; and (3) whether the transaction will impair the effectiveness of regulation. Applicants believe the Acquisition satisfies these standards.

     The application filed with the FERC is attached hereto as Exhibit C-5.

     C.   Exon-Florio

     The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Acquisition under the Exon-Florio Amendment to the Defense Production Act of 1950, and the President of the United States or his designee is empowered to take certain actions in relation to mergers, acquisitions and takeovers by foreign persons that could result in foreign control of persons engaged in U.S. interstate commerce. In particular, the Exon-Florio Amendment enables the President to block or reverse acquisitions by foreign persons that threaten to impair U.S. national security. Before the Acquisition may be consummated, any CFIUS review and investigation of the Acquisition must have terminated, and the President must not have taken any of his authorized actions. An Exon-Florio Amendment notice to CFIUS regarding the Acquisition will be filed in the near future.

     D.   State Regulatory Approval

     The Acquisition requires the approval of the KPSC and VSCC.

     The KPSC has jurisdiction over the Acquisition due to LG&E's and KU's status as public utility companies in Kentucky. E.ON, Powergen, LG&E Energy, LG&E and KU filed a joint application with the KPSC on May 14, 2001. The KPSC approved the Acquisition on August 6, 2001, subject to various business and operational conditions regarding E.ON, Powergen, LG&E Energy, LG&E and KU. The parties have notified the KPSC of their acceptance of the conditions. Subsequently, the KPSC issued an Order on August 17, 2001 finding that E.ON's acceptance was conditional. Proceedings are scheduled before the KPSC to clarify certain aspects of the order, acceptance and conditions.

     The VSCC has jurisdiction over the Acquisition because of KU's operations in Virginia under the name Old Dominion Power Co. E.ON, Powergen, LG&E Energy and KU filed a joint application with the VSCC on May 24, 2001, which was accepted June 12, 2001.

     KU, E.ON and Powergen will make an informal filing with the Tennessee Commission in September 2001, describing the Acquisition. It is anticipated that the Tennessee Commission will disclaim jurisdiction with respect to the transactions.

     In addition, under Section 33(a)(2) of the Act, the Commission will seek letters from each of the affected state commissions certifying that each commission has the authority and resources to protect ratepayers.

     The Applicants represent that the Acquisition proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than 260 days after the issuance of an order granting and permitting the Application to become effective.

Item 5.  Procedure

     Applicants respectfully request the Commission to issue and publish not later than October 19, 2001 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than November 12, 2001 by which comments may be entered. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibit List

A-1  Articles of Association and Bylaws of E.ON AG.*

A-2  Memorandum and Articles of Association of Powergen plc.*

B-1  Letter Agreement dated April 8, 2001.*

C-1  Application to the Kentucky Public Service Commission.*

C-2  Order of the Kentucky Public Service Commission.*

C-3  Application to the Virginia State Corporation Commission.*

C-4  Order of the Virginia State Corporation Commission.*

C-5  Application to the Federal Energy Regulatory Commission.*

C-6  Order of the Federal Energy Regulatory Commission.*

C-7  Letter from the Committee on Foreign Investment in the United States.*

D-1  Map of the Utility Service Territory of the LG&E Energy Group.*

E-1  Corporate Chart of the Combined E.ON and Powergen Group.*

F-1  Annual Report of E.ON AG on Form 20-F.*

F-2  Annual Report of Powergen plc on Form 20-F.*

G-1 Description of E.ON's Subsidiary Companies, Including To-Be-Divested Subsidiaries.*

G-2  Description of Powergen's Subsidiary Companies.*

H-1  Proposed Form of Notice.*

I-1  Appointment of Agent for Service of Process.*

J-1  Amended LG&E Services Service Agreement.*

K-1  Opinion of Counsel - E.ON.*

K-2  Opinion of Counsel - Powergen.*

K-3  Past Tense Opinion of Counsel.*


Financial Statements

FS-1 E.ON AG Consolidated Balance Sheet and Income Statement for the Year Ended and As of June 30, 2001.*

FS-2 Powergen plc Consolidated Balance Sheet and Income Statement for the Year Ended and

As of June 30, 2001.*

FS-3 Pro Form Consolidated Balance Sheet and Income Statement for the Year Ended and As of June 30, 2001, including Notes.*

FS-4 LG&E Energy Consolidated Balance Sheet and Income Statement for the Year Ended and As of June 30, 2001.*

* To be filed by amendment.



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



Item 7.  Information as to Environmental Effects

     The Acquisition neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of Powergen and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date:  September 4, 2001              E.ON AG

                                      By: _____________________

                                      Name:  Ulrich Hueppe
                                      Title: General Counsel, Executive
                                               Vice President

                                      By: _____________________

                                      Name:  Rolf Pohlig
                                      Title: Executive Vice President


Date:  September 4, 2001              Powergen plc
                                      Powergen US Holdings Limited
                                      Powergen US Investments
                                      Powergen Luxembourg sarl
                                      Powergen Luxembourg Holdings sarl
                                      Powergen Luxembourg Investments sarl
                                      Powergen USA
                                      Powergen US Investments Corp.

                                      By: _____________________

                                      Name:  David Jackson
                                      Title: Company Secretary and
                                               General Counsel



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